UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
CURRENT REPORT
Pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2013

BETA MUSIC GROUP, INC.
(Exact name of Company as specified in its charter)

Florida	333-113296	26-0582871
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)

 160 East 65th Street
New York, NY 10065
(Address of principal executive offices)
Telephone Number 212-249-4900
(Registrant’s Facsimile Number)

Securities to be registered under Section  12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer (do not check if smaller reporting company)	[x] Smaller reporting company

EXPLANATORY NOTE

This registration statement on Form 10 (the “Registration Statement”) is being filed by Beta Music Group, Inc. (“Beta Music”, “Beta” “BEMG” the “ Company,” “we,” “us,” or “our ”) in order to register common stock of the Company voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. The registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at l.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC’s Website is http://www.sec.gov.

FORWARD LOOKING STATEMENTS

The following discussion, in addition to the other information contained in this Current Report, should be considered carefully in evaluating the Company’s prospects. This Report (including without limitation the following factors that may affect operating results) contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act") regarding the Company and its business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Report. Additionally, statements concerning future matters such as revenue projections, projected profitability, growth strategies, possible changes in legislation and other statements regarding matters that are not historical are forward-looking statements.

Forward-looking statements in this Report reflect the good faith judgment of its management and the statements are based on facts and factors as the Company currently knows them. Forward-looking statements are subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, those discussed in this Report. Readers are urged not to place undue reliance on these forward-looking statements which speak only as of the date of this Report. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

As used in this Current Report and unless otherwise indicated, the terms “we”, “us”, “our” and the “Company” refer to Beta Music Group, Inc. and its wholly-owned subsidiaries.

ITEM 1.                      DESCRIPTION OF BUSINESS

BACKGROUND

Beta Music Group, Inc.

Beta Music Group Inc. (“BETA”, the “Company” or “we”) is a Florida corporation incorporated in the state of Florida on July 5, 2006 under the name Pop Starz Productions, Inc. On November 15, 2007 The Company changed its name to The Next Pop Star Inc. and original business plan was to produce live entertainment competitions to be taped and/or filmed for distribution by television and/or internet means. The Company was not successful in this endeavor and refocused its operations. In conjunction with this change in The Company’s business focus, on October 23, 2008, The Company changed its name to Beta Music Group, Inc.

In December 2009 there was a change in the Company’s control and new management was appointed. In April 2010 The Company spun-off our operating subsidiary and issued a stock dividend to our shareholders. The Company’s focus had been to effect a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating or development stage business which desires to utilize our status as a reporting corporation under the Securities Exchange Act of 1934.  In March 2012, The Company determined to establish ourselves as a wholesale auto dealer in the state of Indiana. The Company was licensed in the state of Indiana as a wholesale auto dealer. Our license is valid in all states in the union. In furtherance thereof, the Company formed a wholly owned subsidiary, Beta Auto Group, Inc. and have obtained a dealer license, obtained a bond and have secured garage man insurance. During the year ended December 31, 2012, we also acquired and sold auto inventory.

On October 31, 2013, the Company and its controlling stockholders (the “Controlling Stockholders”) entered into a Share Exchange Agreement (the “Share Exchange”) with USave Acquisitions, Inc., a Florida  corporation (“USAVE”) and the shareholders of USAVE (the “USAVE  Shareholders”), whereby the Company acquired 43,444,865  shares of common stock (100%) of USAVE (the “USAVE”) from the USAVE Shareholders. In exchange for the USAVE Stock, the Company issued 43,444,865 shares of its common stock to the USAVE Shareholders. The 43,444,865 shares, issued at par value $.0001, represent approximately 69% of the Company’s total issued and outstanding shares. The Common Stock Purchase Agreement, and subsequent transaction closing, was completed on October 31, 2013.

As a result of the transactions effected by the Share Exchange, (i) the former business of USAVE is now our primary business and (ii) there is a change of control whereby the former shareholders of USAVE, will now own a controlling 69% ownership interest in the Company on a fully diluted basis. A copy of the Articles of Merger filed with the Florida Secretary of State on October 31, 2013, is attached herewith and included in this filing as Exhibit 3.3.

As a further condition of the Share Exchange Agreement, the current officer and director of the Company, Mr. Jim Ennis was appointed to serve as Chief Executive Officer and President of the Company, and also as a Chairman of The Board of Directors on the Board of Directors.

The foregoing summary description of the terms of the Share Exchange may not contain all information that is of interest to the reader. For further information regarding specific terms and conditions of the Share Exchange, reference is made to such agreement filed as Exhibit 2.1 incorporated herein by this reference.

On November 4, 2013, the Company and entered into a Stock Purchase Agreement with (the “Share Exchange”) with EVG Media, Inc., a Florida  corporation (“EVG”) and the shareholders of EVG (the “EVG  Shareholders”), whereby the Company acquired 1,000,000  shares of common stock (100%) of EVG from the EVG Shareholders. In exchange for the EVG Stock, the Company issued 500,000 restricted shares of its common stock to the EVG Media, Inc. The 500,000 restricted shares, issued at par value $.0001, The Stock Purchase Agreement, and subsequent transaction closing, was completed on November 4, 2013.

BACKGROUND:

USave Acquisitions, Inc.

On December 19, 2012, the USave Acquisitions, Inc. a Florida Corporation purchased 90% equity interest in USavect, Inc., a Connecticut corporation and 90% equity interest of USavenj, Inc. a New Jersey corporation.  USavect, Inc. and USavenj, Inc. are subsidiary operations of USave Acquisitions, Inc. and serve as subsidiary operations regarding implementing The Company’s digital media platform.

On October 31, 2013, the Company and its Controlling Stockholders entered into a Share Exchange with USAVE and the USAVE Shareholders, whereby the Company acquired 43,444,865 shares of common stock (100%) of USAVE from the USAVE Shareholders. In exchange for the USAVE Stock, the Company issued 43,444,865 shares of its common stock to the USAVE Shareholders.

As a result of the Share Exchange, (i) USAVE became the Company’s wholly owned subsidiary; and (ii) the Company intends to continue the USAVE operations as its primary business.

Please note that the information provided below, unless otherwise noted, relates to the combined enterprises of USAVE and the Company after the Share Exchange.

The Business

USave Acquisitions, Inc., a Florida Corporation was formed on December 4, 2012 The Company is headquartered in Miami, Florida.

USave Acquisitions, Inc. is an emerging growth digital media company and developer and designer of digital and interactive videos, applications, social media products, new media and internet television and social networks for sports, health, fitness and entertainment enthusiasts. We have a multimarket revenue strategy that incorporates digital media videos, mobile applications, social media and internet television to engage consumers to purchase products and services for small businesses.  Our strategy is to offer digital media videos as a cost effective method for small businesses to connect to their clients in an efficient way to by placing the interests of their consumers first.

USave Acquisitions, Inc. is building digital media platforms including mobile apps, interactive videos, online websites, mobile marketing and social media. USAVE strategy to drive revenues is by producing digital videos for small and large businesses across various sectors including retail, health, wellness, consulting and other specific communities. Our digital media videos would be serve small business sectors including boutiques and salons, restaurants, doctors, dentists, accountants, hotels, travel services as well as auto mechanics, plumbers and many more small businesses. Small businesses and large businesses will use our digital media platform to create interactive advertising videos so engage with current and potential consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: producing digital media advertising, contributors who submit digital streaming reviews of the small businesses products and services and consumers who watch digital reviews of the local businesses that they describe.  USAVE will invest in these small business communities to build customer loyalty and increase brand awareness by delivering digital videos of interest and enhanced interactive content of small business products and services that enrich and improve their client’s lifestyle.

USAVE is a digital media technology platform that includes interactive coupon & multi-format publishing technologies and multiple new scalable revenue streams & innovative technologies designed specifically for internet couponing applications.  USave will create value for its clients that are comprised of consumers and businesses via digital value offers, retailers who create offers enabled with our technology and finally consumers who redeem offers, consume advertisements and products that generate revenue for our operation. The ddigital media platform provides digital video commercials and interactive broadcasting as the method of video presentations, distribution, and monetization.

Individuals and retail clients have increased their demand to use mobile devices for their information, entertainment and purchasing choices from traditional media and consumption sources such as the computers and print publications. The strategy is to expand the opportunity and to reach more consumers with a wide range of digitally enhanced media tools.

Unlike traditional media advertising, which may be an expensive cost for small businesses, USAVE will produce and sell digital media videos as interactive advertising products.  This interactive and social based content is produced and offered through enhanced media such as digital advertising videos, digital reviews via short term podcasts, mobile marketing application messaging and sms-text updates, which expands the relationship from small business to clients beyond the point of sale. Digital video content connected to mobile devices and mobile applications allow for real time communication with clients that would strengthen our ability to deliver timely and relevant content and messages to them.

As mobile devices have become more feature rich, people are engaging their smart phones and tablets more frequently for tasks beyond placing phone calls, including, for example, application usage, social media, streaming videos, text messaging and photography. A recent information report by The Cisco® Visual Networking Index (VNI) Global Mobile Data Traffic Forecast Update forecasts that by the end of 2013, the number of mobile-connected devices will exceed the number of people on earth. By the end of 2017 there will be nearly 1.4 mobile devices per person.  As the demand for mobile devices increases, so does the need for small business to adjust their methods to directly connect with their clients.  Digital media videos combined with interactive coupons and streaming reviews are a cost effective interactive solution for small businesses to connect with their clients and to increase their brand awareness.

USAVE will also expand its revenue generating streams through the creation of an interactive digital media platform that combine e-commerce with mobile-commerce solutions to connect small business with their clients, to act as social conduits or virtual meeting places for clients to engage and purchase both products and services. These social conduit platforms can also be utilized and distributed across the broader base through social media menu of products.

USAVE will also explore acquisitions of digital and mobile marketing companies, application developers and publishers relating to increasing our digital media video content.  Such acquisitions will be considered where the purchase can help increase the Company’s revenues or enable the Company to attain digital assets that will allow us to gain competitive advantage that would be more costly to develop than to purchase in an acquisition.

The Market

The local small business services market is a large, fragmented and inefficient sector. Each day, there are hundreds of millions of consumers making decisions about where to spend their money at small businesses. According to the U.S. Census Bureau, in the United States, there are approximately 27 million small business locations, which forecasters believe represents a multi-trillion dollar commerce market.  According to BIA/Kelsey, a market intelligence firm, small businesses are estimated to have spent $19.6 billion on online advertising and $113.6 billion on traditional offline advertising in 2010.

According to ESRI Business Information Solutions, consumers spent more than $400 billion on small businesses and local service providers during year 2010, including modeling and remodeling services, home and furniture sales and repair services, retail sales and restaurant services.  In addition, according to the U.S. Center for Medicare and Medicaid Services, in 2010 United States consumers and private health insurers spent more than $425 billion on physician healthcare, dental and other services performed by other health care professionals. Millions of small businesses and health care professionals vie for those dollars every year.  Trends indicate the increasing challenges to traditional methods in which small businesses have connected with consumers and will offer opportunities for solutions like digital media videos.

Despite the size of this market, consumers and small businesses have historically lacked an efficient way to connect to each other to generate revenues to grow most small business.  Consumers traditionally have been forced to rely on inefficient sources to navigate the landscape of the small business marketplace, often turning to family, friends, and neighbors for recommendations of small businesses to hire without visually viewing the small business services.  Referrals are usually based on a single interaction, and it can be difficult for consumer to confirm word-of-mouth referrals before making a purchase decision.

Small businesses are faced with similar and significant challenges in finding new clients who are motivated to spend money to purchase and in separating themselves from their competitors on the basis of quality of their products and services. Historically, small businesses relied upon traditional advertising services such as television, newspapers and yellow pages that do not provide the ability to target motivated customers or to differentiate their business from their competitors.

While the Internet has transformed the way that information is accessed and shared, profoundly impacting the local services marketplace, it has not by itself solved these problems for either the consumer or the local service provider. Information on the Internet is inherently susceptible to fraud and bias. For example, a single nefarious competitor can embellish its own reputation or tarnish the reputations of its competitors. This can result in consumer uncertainty and doubt, particularly when searching for information regarding high cost of failure services. We believe that solving these age-old inefficiencies of the small business marketplace requires a trusted intermediary to compile, organize and make available reliable information on small businesses services. We offer an efficient way for consumers and reputable service providers to find each other.

Producing and submitting online reviews of small businesses are gaining credibility in the marketplace. The growth of the Internet, smart phones and smart tablets has helped make online reviews have become a regularly relied-upon source of information. According to a 2011 survey of U.S. consumers conducted by Cone Communications, a public relations and marketing agency, 87% of respondents said that positive information they read online reinforced their decision to purchase a product or service and 64% of respondents said that they go online to search for customer or user reviews. USAVE will expand on the online reviews by offering digital streaming reviews of small business that could be shared via social media apps and other platforms and offering the digital reviews in combination with other incentives sales and digital coupons offerings to connect clients with each other to increase sales for small businesses.

Small Business Advertising is transitioning from traditional advertising to online marketing. Over the past decade, the advertising market for small businesses has undergone transformational changes. Consumers who at one time turned almost exclusively to television, newspapers, yellow pages, and other forms of traditional media for information about small businesses are now increasingly relying on digital media and online resources. As consumers move toward smart phone and tablet platforms, small businesses are shifting their advertising spending budgets from traditional media sources to online advertising and digital marketing.

Industry Trends

Historically, digital media, mobile marketing, social media and public relations and traditional advertising campaigns have been provided on a consolidated basis by larger global companies in the marketing communications industry. However, as small businesses clients seek to establish direct continued relationships with their consumers and seek to accurately measure the effectiveness of their marketing expenses, specialized digital, mobile, social media and targeted marketing services are consuming a growing portion of marketing dollars. This is increasing the demand for individualized online marketing campaigns to reach clients on their smart phones, tablets, and other mobile devices at the point of decision making process. The small business community is now more accepting to use online marketing advertising platforms including social media,  digital videos, interactive marketing to the online and mobile communities as their method of communication to their clients.

Sources of Revenue

Our revenues are generated through the execution of digital media marketing programs by producing digital videos for small and large businesses across various sectors including retail, health, wellness, consulting and other specific communities. Our digital media videos would be serve small business sectors including boutiques and salons, restaurants, doctors, dentists, accountants, hotels, travel services as well as auto mechanics, plumbers and other sectors within the small business community. Contracts with our clients to produce the digital media videos are negotiated individually and terms of the engagement with our clients and the basis in which we earn fees and commissions will vary significantly. Contracts with small business client are multifaceted arrangements that may include an upfront fee, an incentive compensation provision and may also include vendor credits. Clients may arrange for our services to be provided via local, regional across various business sectors.

Revenues are determined individually with the small business clients and may include upfront fee based compensation and may include incentive commission for services for planning, creation, implementation and executions of a digital media video for small business to sell their products and services.  Our revenues are calculated to reflect expenses including production, sales, general administration and corporate overhead based on monthly rates as well as mark-up percentages to exceed our operating expenses. Small business clients may seek to include incentive compensation components for successful execution as part of the total compensation. Commissions earned are based on production services of the digital media videos provided and are usually calculated on a percentage of the total revenues generated for our clients. Revenues can also be generated when clients pay gross revenues rates before we pay reduced cost of sales rates depending on the nature of the services agreement. To reduce risks from non-payments from our clients, our company typically pays its generated expenses only after we have received funds from our clients.

Competition

In the competitive, highly fragmented digital media and mobile marketing and communications industry, the Company competes for business with large global companies such as Yelp, Inc. Angie’s List, Inc. Groupon, Inc. These global holding companies generally have greater resources than those available us, and such resources may enable them to aggressively compete with the Company’s digital media and marketing communications businesses. We also face competition from numerous independent agencies that operate in multiple markets and must compete with these independent companies to maintain existing client relationships and to obtain new clients and assignments. We compete at this level by providing clients with digital media platforms and strategies that are focused on increasing clients’ revenues and brand awareness.

Clients

The Company will serve small business clients in virtually every business sector and may serve similar clients in same or different locations. The Company’s clients will include small and large businesses across various sectors including health, retail, wellness, consulting and others within specific business communities. Our clients are forecasted to include but not limited to small businesses including boutiques, salons, restaurants, doctors, dentists, accountants, hotels, travel services as well as auto mechanics, plumbers and other small businesses within their local business community.  The digital media and marketing engagement with our client does not mean that the company handles marketing communications exclusively for all brands or product lines of the small business clients. As is customary in the industry, these contracts provide for termination by either party on relatively short notice.

Employees

Prior to the Merger, the Company had one employee, Mr. Edwin Mendlinger, the Company’s Chief Executive Officer, Chief Financial Officer and Board of Director.  On October 31, 2013, Mr. Mendlinger resigned from all positions held, and the board of directors appointed Mr. Jim Ennis President, Chief Executive Officer and Director.  As of October 31, 2013, the company and its subsidiaries have 1 employee, Mr. Ennis.  Employees to expand the Company’s operations will be allocated to include digital production, digital announcers, social media, public relations, account executives, sales, corporate overhead.  Employees with their skills and relationships with small business clients will be among the Company’s most important assets. An important aspect to the Company’s competitiveness is its ability to hire and then retain critically important employees and management.  Compensation is critical and essential factors in attracting, hiring and retaining employees. The Company may not offer a level of compensation sufficient to attract and retain these key employees. If the Company fails to hire and retain a sufficient number of these key employees, it may not be able to compete effectively.

Engagement of Small Businesses

USAVE will help small businesses by producing digital media and interactive videos to help their brand engagement with potential clients, providing social media digital client reviews and mobile marketing solutions that help small businesses reach new customers in cost effective method.

USAVE will provide a simple and affordable digital media platform to engage with their consumers. Our digital media platform provides interactive digital offers and digital reviews via social media to engage with consumers. Additional coupon offers to clients for their digital reviews being forwarded to their social network will benefit both consumers and small businesses.

Within a few days of USAVE being engaged, the small business owner will have his digital media video produced and their digital offers set up on our free digital advertising network and social media websites. With minimal additional effort, small business owners can use our online advertising platform to engage with customers, track effectiveness of digital media videos and their deal offers. Our platform will offer small businesses performance and impression-based advertising and flexibility to pay on a monthly basis or through the percentage or revenues generated over six or twelve month advertising plans. The prices of our advertising plans typically range from $600 to $1,000 per month or a percentage of revenues generated through our digital media platform.

Targeted reach to broad number of consumers via USAVE digital media platform helps local businesses access a large audience of potential consumers at the specific decision making moment when they are searching for a small business for a specific product or services.

Small businesses focus on demand fulfillment in contrast to other marketing solutions that only create awareness and attempt to generate consumer demand through online advertising and email marketing; USAVE will help small businesses fulfill demand by engaging with targeted consumers who have expressed demand for their products or services.

Engagement of Consumers

Consumers enroll for free and may be drawn to our platform because our digital media videos provide a visual of the products and services before making their purchase.

Generating a visual experience from the small businesses before making their purchase helps consumers the best small businesses for their everyday needs. The digital media platform is free, easy to use and has broad demographic appeal, serving small business communities in the United States.

Digital client reviews are core component to USAVE experience and a critical component of differentiation from competing services. The twenty second positive or negative reviews on our digital network database from which consumers can draw relevant information about how and where to spend money locally from other clients..

Marketing to Small Business Sector

We believe that the market sector will engage in our digital media platform due to the desire for small businesses owners to generate revenues and grow their business. .

USAVE digital media platform support small business communities in their local markets in which we operate. This will create a social media environment that is conducive for clients to watch the videos before purchasing the digital coupon, to produce and digital review about their purchase and the small business.

Our focus is on small businesses to establish their brand identity among their clients.  To maintain their strong brand, we produce premium digital media videos and promote their clients digital reviews within majority of social networks.

Our digital media platform will help people find small businesses to meet their everyday purchases. As more people use our platform, more of them will submit digital reviews. Each digital review that a user contributes helps expand the depth of the content on our digital media platform, in turn drawing in more consumers. This increase in consumer users and traffic improves our value to small businesses as they seek inexpensive, simple, and effective advertising solutions to target a large number of targeted consumers.

Although we have a limited operating history and have not yet achieved profitability, this sector has a track record of building where written and digital review, which is a critical driver of our growth.

Growth Strategy

USAVE intends to grow the digital media platform and interactive videos, which is the core components of our business by focusing on the following key growth strategies:

Within local communities of villages, towns and cities, we may seek to increase the number of produced digital videos for small businesses, increase the number of client digital reviews post purchase, attract more users, and engage more small businesses.

We may be active in the Northeast region of the United States. When we identify a significant opportunity to continue expanding our footprint in new markets, we may expand into that market.

We plan to continue to introduce new digital media and mobile marketing products for our content network as well as creating a mobile application for our client’s smart phones, tablets and mobile devices.

We plan to introduce our digital content solutions on an internet television channels to promote small businesses. We plant to grow a sales force and expand our digital media videos and revenue generating products and services in order to reach more small businesses and increase revenues generated on our digital media network.

Effect of Environmental Laws

The Company believes it is in compliance with the regulations concerning the discharge of materials into the environment, and such regulations have not had a material effect on the capital expenditures or operations of the company.

Available Information

The Company is a reporting company and complies with the requirements of the Exchange Act. The Company files quarterly and annual reports and other information with the SEC. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov

Our annual reports filed as Form 10-K, quarterly reports filed as Form 10-Q, current reports filed as Form 8-K, and any amendments to these reports, will be made available, free of charge on the www.sec.gov website at as soon as reasonably practicable after we electronically file such reports with, or furnish them to the SEC.  Our Corporate Governance Guidelines, and Code of Conduct will be made available free of charge soon as reasonably practicable, or by writing to our legal office at 5601 Biscayne Boulevard, Miami, Florida 33137.  Attention: Chief Executive Officer.

Contractual Obligations

The Company is a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and is not required to provide the information under this item.

Review, Approval or Ratification of Transactions with Related Persons

The Company is a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and is not required to provide the information under this item.

Description of Securities

Pursuant to the Company’s Articles of Incorporation and amendment(s) thereto, the aggregate number of common shares which this Company has authority to issue is One Hundred Million (100,000,000) shares of Common Stock, par value $0.01 per share. The Company refers you to its Articles of Incorporation, any amendments thereto, Bylaws, and the applicable provisions of the Florida General Corporations Law for a more complete description of the rights and liabilities of holders of its securities.

Indemnification of Directors and Officers

Florida revised statutes provide, in general, that a corporation incorporated under the laws of the State of Florida, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Florida corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the State of Florida or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Regarding indemnification for liabilities arising under the Securities Act of 1933 which may be permitted for directors or officers pursuant to the foregoing provisions, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is therefore unenforceable.

Changes in and disagreements with Accountants on Accounting and Financial Disclosure

There are no changes in and disagreements between the Company and MaloneBailey, LLP (“Accountant and/or Auditor”) to serve as the Company’s auditor for the fiscal year ended December 31, 2012 and reporting period ended September 30, 2013, respectively.

Risks Associated with the Company’s Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•
We have a short operating history in a continuously evolving market sector. This makes it very difficult to evaluate our future business prospects and may increase the risk that we will not be successful;

•
We a have a short operating history and may never be able to effectuate our business plan or achieve sufficient revenues or profitability; at this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their entire investment.

•
We are subject to all of the risks inherent in a development stage company. In particular, potential investors should be aware that we have not proven that we can raise sufficient capital in the public and/or private markets; have access to a line of credit in the institutional lending marketplace for the expansion of our business; respond effectively to competitive pressures; or recruit and build a management team to accomplish our business plan.

•
We have incurred significant operating losses in the past and current year to date and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our ongoing sales and marketing expenses. Any revenue growth or revenue growth rate will likely not be sustainable, and a failure to maintain an adequate revenue growth rate will adversely affect our results of operations and business;

•
If we fail to generate and maintain sufficient high quality content from our users, we will be unable to provide consumers with the information they are looking for, which could negatively impact our traffic and revenue;

•
We rely on traffic to our website from search engines like Bing, Google and Yahoo!. Some of these search engines offer products and services that compete directly with our solutions. If our digital media network and our website fails to rank prominently in unpaid search results, the traffic to our digital media network and our website could decline and our business would be adversely affected;

•
Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users and small business clients, or our ability to increase the frequency with which they use our solutions;

•	If our technology filters helpful content or fails to filter unhelpful content, consumers and businesses alike may stop or reduce their use of our platform and products, and our business could suffer;
•
If we fail to maintain and expand our base of small business clients, our revenue and our business will be harmed. If we fail to expand effectively into new markets, our revenue and our business will be harmed;

•
If we are not successful in developing solutions that generate revenue from  future mobile application or if those solutions are not widely adopted, our results of operations and our business could be adversely affected;

•
negative publicity about our company, including allegations of improper business practices or sales tactics or of manipulation of digital reviews, or complaints regarding our filtering technology could diminish confidence in and use of our solutions, which would adversely affect our results of operations and business;

•	our user traffic could be adversely affected if consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories; and
•
the class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock, including our founders, directors, executive officers and employees and their affiliates, and limiting the ability to influence corporate matters.

Emerging Growth Company Status

The Company is considered an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:
•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the effective date of this registration statement;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non- convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act.

We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The Section 107 of the JOBS Act provides that we may elect to utilize the extended transition period for complying with new or revised accounting standards and such election is irrevocable if made. As such, we have made the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please refer to a discussion under “Risk Factors” of the effect on our financial statements of such election.

Form 10 Filing

This is an Exchange Act registration statement and not a registered offering of securities.

ITEM 1A.                      RISK FACTORS

Investing in the Company’s common stock involves a high degree of risk. In addition to the other information set forth in this report, you should carefully consider the factors discussed below when considering an investment in the Company’s common stock. If any of the events contemplated by the following discussion of risks should occur, its business, results of operations and financial condition could suffer significantly. An investment in our Company is highly speculative in nature and involves an extremely high degree of risk. As a result, you could lose some or all of your investment in the Company’s common stock. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business.

Risks Related to Our Business and Industry

We have a short operating history in an evolving market sector. This makes it very difficult to evaluate our future business prospects and may increase the risk that we will not be successful.

We have a short operating history in an evolving market sector that may not develop as forecasted or expected, if at all. This short operating history makes it difficult to assess our short term or long term future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter in this rapidly evolving industry. These risks and difficulties include our ability to, among other things:

•	increase the number of users of our digital media network, our mobile application and our website, the number of digital reviews and other content on our platform and our revenue;
•	continue to earn and preserve a reputation for providing meaningful and reliable digital videos for small businesses;
•	effective to monetize our mobile app as usage continues to migrate toward mobile devices;
•
manage, measure and demonstrate the effectiveness of our digital media network, attract and retain new advertising clients, many of small businesses which may only have limited or no online digital media or advertising experience;

•	successful enough to compete with existing and future providers of other forms of traditional and online advertising;
•	successful enough to compete with other companies that are currently in, or may in the future enter, the business of providing information regarding local businesses;
•	successful to expand our business in new and existing markets, develop and deploy new products;
•	successful to avoid disruptions in our service;
•	develop scalable, high-performance digital media technology infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and products;
•	ability to hire, integrate and retain talented sales and other personnel;
•	Effectively manage rapid growth in our sales force, personnel and operations; and effectively partner with other companies.

If the demand for information regarding local businesses does not develop as we expect, or if we fail to address the needs of this demand, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could harm our business and cause our operating results to suffer.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our significant ongoing sales and marketing expenses. Our recent growth rate will likely not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our results of operations and business.

Since our inception, we have incurred significant operating losses, and, as of September 30, 2013, we had an accumulated deficit of approximately $221,400. Although we forecast that our potential revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business and the gradual decline in the number of major markets. You should not rely on the revenue run rate of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on:

•	sales and marketing and product and feature development;
•	our technology infrastructure;
•	strategic opportunities, including commercial relationships and acquisitions; and
•	General administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we are unable to maintain adequate revenue growth and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

The Company currently has generated no product revenue and will need to raise additional capital to operate its business.

To date, the Company has generated no product revenues. Since our inception, we have incurred significant operating losses, and, as of September 30, 2013, we had an accumulated deficit of approximately $221,400. Although we forecast that our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business and the gradual decline in the number of major markets. You should not rely on the revenue run rate of any prior quarterly or annual period as an indication of our future performance. However, changes may occur that would exhaust its available capital before it is successful in its efforts to raise capital to operate its business.  The Company will be required to seek additional sources of financing, which may not be available on favorable terms, if at all. If the Company does not succeed in raising additional funds in a timely manner and on acceptable terms. Any additional sources of financing will likely involve the issuance of additional equity securities, which will have a dilutive effect on the Company’s stockholders.

We a have a short operating history and may never be able to effectuate our business plan or achieve sufficient revenues or profitability; at this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their entire investment

We are subject to all of the risks inherent in a development stage company. In particular, potential investors should be aware that we have not proven that we can raise sufficient capital in the public and/or private markets; have access to a line of credit in the institutional lending marketplace for the expansion of our business; respond effectively to competitive pressures; or recruit and build a management team to accomplish our business plan.

We rely on traffic to our website from search engines like Bing, Google and Yahoo!. Some of these firms offer products and services that compete directly with our solutions. If our digital media network and our website fail to rank prominently in unpaid search results, the traffic to our digital media network and our website could decline and our business would be adversely affected;

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines like Bing, Google and Yahoo! and Bing. The number of users we attract to our digital media network and our website from search engines is due to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking designs, methodology and its algorithms, which could result in our digital media network website to not be successful enough to generate traffic to our digital media network website. We may not know how to be in a position to influence the results of traffic to our website. Search engine companies may revise their rankings to promote their competing services or products of our competitors. Our website may experience fluctuations in search result rankings and we anticipate fluctuations in the future. Any reduction in the number of users linked and using our website could adversely impact our business and results of operations. Given the large volume of traffic to our website and the importance of the placement and display of results of a user’s search, similar actions in the future could have a substantial negative effect on our business and results of operations.

If we fail to generate and maintain sufficient high quality content from our users, we will be unable to provide consumers with the information they are looking for, which could negatively impact our traffic and revenue.

Our success depends on our ability to engage small businesses to hire us to produce digital media videos and provide consumers with the digital information consumers seek, which in turn depends on the quantity of the content provided by our users. For example, we may be unable to provide consumers with the information they seek if our users do not contribute content that is helpful and reliable, or if they remove content they previously submitted. Similarly, we may be unable to provide consumers with the information they seek if our small business clients are unwilling to contribute content because of concerns or clients that may be sued by the businesses they digitally review. Such instances may have occurred in the past and may occur again in the future. In addition, we may not be able to provide client with the digital information they seek if our platform is not up-to-date. We do not phase out dated reviews and consumers may view older reviews as less relevant, helpful or reliable. If our digital media platform does not provide current information about small businesses or consumers perceive digital reviews on our digital media platform as less relevant, our brand and our business could be harmed. If we are unable to provide consumers with accurate information or if they find equivalent content on competitive services, they may stop or reduce using our platform. Traffic to our website and on our mobile app may decline for any reason. If our clients traffic declines, our small business clients may stop or reduce the amount of digital advertising on our platform and our business could be harmed.

If our digital media technology fails to filter unhelpful content, consumers and businesses alike may stop using of our digital media platform and our business could suffer.

We have designed our digital media technology to filter content that we believe may be offensive, biased, unreliable or otherwise not helpful. However we cannot guarantee that our efforts will be effective or adequate. In addition, some consumers and businesses may express concern that our technology inappropriately filters legitimate reviews, which may cause them to stop or reduce their use of our platform or our advertising solutions. If our digital media technology filter proves ineffective, our reputation and brand may be harmed, users may stop using our products, our business and our operations could be adversely affected.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would damage our ability to retain or expand our base of users and small business clients, or our ability to increase the frequency with which they use our solutions.

We have developed a brand that we believe contributes to the success of our business. Maintaining, protecting and enhancing the “USAVE” brand is critical to expanding our small business clients, our users and small business clients and increasing the frequency with which they use our digital media platform. We depend largely on our ability to maintain of small businesses and clients in our digital media platform, our website and mobile app, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Negative publicity could adversely affect our reputation and brand.

Negative publicity about our company, including our digital media technology, our sales practices, personnel or customer service, could negatively impact confidence in our products.  Our digital media brand, our website and mobile app and our business may suffer if negative publicity about our company persists or if users otherwise perceive that content on our website and mobile app is manipulated or biased. In addition, our website and mobile app serve as a platform for expression by our users, and third parties or the public at large may attribute the political or other sentiments expressed by users on our platform to us, which could harm our reputation.

If we fail to expand our base of small business clients and consumer clients, our revenue and our business will be harmed.

Our business depends on our ability to maintain and expand our small business client base. We must convince small businesses of the benefits of our digital media platform and must also convince existing and prospective small business clients that our digital media platform works to benefit the performance of small businesses. Many of these small businesses are accustomed to using traditional advertising, such as newspapers, television and yellow pages. Failure to maintain and expand the small business client’s base could harm our business.

Small businesses may not have long-term obligations to purchase our digital media platform. We rely heavily on advertising budget spending by small businesses, which historically experience high failure rates and have limited advertising budgets. As a result, we may experience losses in our digital media platform in the ordinary course of business resulting from several factors, including loss to competitors, lower priced competitors, and the result that our advertising solutions are ineffective, declining advertising budgets, businesses closures and bankruptcies. We must continually add new small business clients to replace other small business clients who choose not to renew their with our firm or may go out of business, or otherwise fail to fulfill their advertising contracts with us which may not grow our business.

Our small businesses client’s decisions to renew depend on the level of satisfaction with our digital media platform and ability to continue their operations and spending levels. The digital reviews that small businesses receive from our consumers may also affect small business owners advertising decisions.  Favorable digital reviews could be perceived as increase the small businesses need to advertise, and unfavorable digital reviews could discourage small businesses from advertising to an audience they perceive as forming a negative opinion of the digital media platform. If our small business clients increase rates of non-renewal or if we experience significant attrition or if we are unable to attract new small businesses, our client base will decrease and our business, financial condition and results of operations would be harmed.

If we fail to expand effectively into new markets, our revenues and our business will be harmed.

We intend to expand our operations into new markets. We may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets places us in competitive environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect, as we have in the past, to incur significant expenses and face various other challenges, such as expanding our sales force and community management personnel to cover those new markets. Our current and any future expansion plans will require significant resources and management attention.

Many people use smartphones, tablets and other mobile devices to access information about local small businesses. If we are not successful in developing solutions that generate revenue from our mobile application, or those solutions are not widely adopted, our results of operations and business could be adversely affected.

The number of people who access information about local businesses through mobile devices, including smartphones, tablets and computers, has increased dramatically in the past few years and is expected to increase. Because we do not currently deliver advertising on our mobile app, we have not materially monetized our mobile app to date. As a result, we may not be able to generate meaningful revenue from our mobile app for the foreseeable future. If consumers use our mobile app at the expense of our website, our small businesses may stop or reduce advertising on our website, and they may be unable to advertise on our mobile app unless we develop effective mobile advertising solutions that are compelling to them. Similarly, we may be unable to attract new small business clients unless we develop effective mobile advertising solutions. At the same time, it is important that any mobile advertising solutions that we develop do not adversely affect our users’ experience, even if they might result in increased short-term monetization. We have limited experience with mobile advertising and may engage an external firm to develop our apps. If we fail to develop effective advertising solutions, if our solutions alienate our user base, or if our solutions are not widely adopted or are insufficiently profitable, our business may suffer.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing products for these alternative devices and platforms, and we may need to devote significant resources to the creation, support, and maintenance of such products. In addition, if we experience difficulties in the future in integrating our mobile app into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple or Google, if our applications receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order of our products in the Apple AppStore, or if we face increased costs to distribute our mobile app, our future growth and our results of operations could suffer.

We expect to face increased competition in the market.

The market for information regarding local businesses and advertising is intensely competitive and rapidly changing. With the emergence of new technologies and market entrants, competition is likely to intensify in the future. Our competitors include, among others; offline media companies and service providers; newspaper, television, and other media companies, Internet search engines, such as Google, Yahoo! and Bing; and various other online service providers. Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. In particular, major Internet companies, such as Google, Facebook, Yahoo! and Microsoft may be more successful than us in developing and marketing online advertising offerings directly to local businesses and many of our small business clients and potential clients may choose to purchase online advertising services from these competitors and may reduce their purchases of our products. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases. As the market for local online advertising increases, new competitors, business models and solutions are likely to emerge. We also compete with these companies for the attention of contributors and consumers, and may experience decreases in both if our competitors offer more compelling environments. For all of these reasons, we may be unable to maintain or grow the number of people who use our website and mobile app and the number of businesses that use our advertising solutions and we may face pressure to reduce the price of our advertising solutions, in which case our business, results of operations and financial condition will be harmed.

Our business strategy depends upon digital media videos of small businesses to create a digital coupon. The digital coupon inventory is an inventory that we do not control, own or have a significant market share. The failure to develop, grow and maintain significant inventory or quality of the digital coupons available on our websites may adversely affect our perceived value by consumers and therefore small businesses retailers.

The success of our company depends on our ability to provide s small businesses with digital videos and attract consumers with the digital coupons they seek.  Our revenues may come from arrangements in which we are paid by small businesses develop digital videos to promote their digital coupons. We may not control the sales and the inventory of digital coupon content upon which our business model is depending on.  The large number of our digital coupons will be submitted by small businesses, our efforts to ensure the quality of those digital coupons will be critical to our success. Users and clients may submit complaints that our digital coupons are invalid or expired when using the coupons at the small businesses. If these processes for clients submitting digital coupons are ineffective, or if the digital reviews of the users after using the coupons is unable to be effectively targeted via mobile marketing, the digital coupons most appealing to our users may be unable meet the needs of clients and the small businesses may be negatively impacted and the our operating results may be adversely affected.

Small businesses may have a variety of media channels to promote their services and products. If these small businesses choose to promote their coupons platform through other media firms or not to promote coupons or discounts at all, or if our competitors accept lower commissions than we are to promote the small businesses digital coupons, our ability to obtain an inventory may be delayed and our financial, business revenues and operating results may be adversely affected. Similarly, if small businesses do not aggressively contribute digital coupons to our websites, contribute digital coupons that are not marketable or reliable, the digital coupon inventory content may decrease or become less valuable to small businesses and clients. If our company is not able to maintain sufficient digital coupon content inventory in our marketplace, clients and small businesses may perceive our marketplace as less relevant, traffic to our websites and use of our mobile marketing platform will decline and, as a result, our business, financial condition and operating results will be adversely affected.

The traffic to our website and mobile application may decline and our business may suffer if other companies copy information from our platform and publish or aggregate it with other information for their own benefit.

Other companies may copy information from our platform, through website scraping or other means, and publish or aggregate it with other information for their own benefit. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

The impact of worldwide economic conditions, including the resulting effect on advertising spending by local businesses, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising spends by small and medium-sized businesses, which may be disproportionately affected by economic downturns. An economic slowdown may materially deteriorate our existing and potential small business clients and they may no longer consider investment in our digital media solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, online marketing solutions may be viewed by some of our existing and potential small business clients as a lower priority and could cause small business clients to reduce the amounts they spend, terminate their use of our digital media platform or default on their payment obligations to us. In addition, economic conditions may adversely impact levels of consumer spending, which could adversely impact the numbers of consumers visiting our digital media network, our website and mobile app. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. If spending at small businesses declines, businesses may be less likely to use our digital media platform, which could have a material adverse effect on our financial condition and results of operations.

We may face potential liability and expense for legal claims based on the content on our platform.

We may face potential liability and expense for legal claims relating to the information that we publish on our website and mobile app, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the Internet, including regulations relating to user-generated content and privacy.

Our business, including our ability to operate could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices or the design of our platform, products or features. If legislation is passed that limits the immunities afforded to websites that publish user-generated content, we may be compelled to remove content from our platform that we would otherwise publish, restrict the types of businesses that our users can review or further verify the identity of our users, among other changes. Legislation could be passed that limits our ability to use or store information about our users. The Federal Trade Commission (“FTC”) already expects companies like ours to comply with guidelines issued under the Federal Trade Commission Act that govern the collection, use and storage of consumer information, establishing principles relating to notice, consent, access and data integrity and security. Our practices are designed to comply with these guidelines as described in our published privacy policy. We may use and store such information primarily to personalize the experience on our platform, provide customer support and display relevant advertising. However, if our belief proves incorrect, or if these guidelines, laws or regulations or their interpretation change or new legislation or regulations are enacted, we may be compelled to provide additional disclosures to our users, obtain additional consents from our users before collecting or using their information or implement new safeguards to help our users manage our use of their information, among other changes. Legislative changes could increase our administrative costs and make it more difficult for consumers to use our platform, resulting in less traffic and revenue. Similarly, changes like these could make it more difficult for us to provide effective advertising tools to businesses on our platform, resulting in fewer small business clients and less revenue. In any of the cases above, our business could suffer.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We may experience growth in our headcount and operations, which places substantial demands on management and our operational infrastructure to match expenses to revenues. We intend to make substantial investments in our technology, sales and marketing and community management organizations. As we continue to operate, we must effectively integrate, develop and motivate new employees while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

We may not timely and effectively scale and adapt our existing digital media platform technology and network infrastructure to ensure that our platform is accessible.

It is important to our success that small businesses and clients be able to access our platform at all times.  We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to a number of users accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our platform is unavailable when users access it or does not load as quickly expected, client users may seek other services and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract users and small business clients and increase the frequency with which they use our website and mobile app. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. Our recovery program transitions our platform and data to a backup center in the event of a catastrophe, but we have not yet tested this in full, and the transition procedure may take several days or more to complete. During this time, our platform may be unavailable in whole or in part to our users.

We are, and may in the future be, subject to disputes and assertions by third parties that we violate their rights. These disputes may be costly to defend and could harm our business and operating results.

We may face from time to time in the future, allegations that we have violated the rights of third parties, including patent, trademark, copyright and other intellectual property rights. Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us. The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

Some of our digital media platform solutions contain open source software, which may pose particular risks to our software and solutions.

We use open source software in our solutions and will use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

We make the consumer experience our highest priority. Our dedication to making decisions based primarily on the best interests of consumers may cause us to forgo short-term gains and digital media revenues.

We base our decisions upon the best interests of the small businesses and client consumers who use our platform. We believe that this approach will be essential to our success in increasing our user growth rate of our platform.  If such decisions negatively impact our results of operations in the short term. While we believe that continued adherence to this principle will benefit The Company and its stockholders, our approach of putting our consumers first may negatively impact The Company in the short term. If we believe that a digital review violates our terms of service, such as digital reviews containing hate speech, we will not allow the digital review to remain on the platform. Certain small business clients may therefore perceive us as an impediment to their success as a result of negative reviews and ratings. This practice could result in a loss of small business clients, which in turn could harm our results of operations.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

We rely on data information regarding small businesses from third parties for aspects such as mapping functionality and software solutions. If these third parties experience difficulty meeting our standards or our licenses are revoked or not renewed, it could make it difficult for us to operate some aspects of our business, which could damage our reputation. If third-party providers were to cease operations or have business disruption or increase their fees or if our relationships with these providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers and small business clients with digital media videos until an equivalent provider could be found. If we are unsuccessful finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or ineffectively manage these relationships, it could have an adverse impact on our business and operations.

We expect a number of factors to cause our operating results to fluctuate on a short term basis, specifically to monthly, quarterly and an annual basis. This would make it very difficult to predict our future performance on a monthly, quarterly and annual basis.

Our operating results could vary significantly monthly, quarterly and annually due to a variety of factors, many of which are outside of our control. Comparing our operating results on a period-to-period basis may not be meaningful. Other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include our ability to accurately forecast revenue and appropriately plan our expenses;  attracting new small businesses and retaining existing clients, changes in search engine placement and prominence, increased competition in our business;  enter new markets; worldwide economic conditions, maintaining an adequate rate of growth traffic to our website and mobile app;  adjusting to changes in technology; success of our sales and marketing efforts; changes in government regulation affecting our business; interruptions in service and any related impact on our reputation; the attraction and retention of qualified employees and key personnel; ability to choose and effectively manage third-party service providers; effectiveness of our internal controls; and changes in consumer behavior with respect to our digital media technology among local businesses;

Because we recognize most of the revenue from our advertising products over the term of an agreement, a significant downturn in our business may not be immediately reflected in our results of operations.

We recognize revenue from sales of our advertising products over the terms of the applicable agreements, which are generally three, six or 12 months. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in advertising sales may not be reflected in our short-term results of operations.

If the Company is unable to hire additional qualified personnel, its ability to grow its business may be harmed.

The Company currently relies heavily on its President and Chief Executive Officer, and its future success depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled scientific, technical, marketing, managerial and financial personnel. Although the Company will seek to hire and retain qualified personnel with experience and abilities commensurate with its needs, there is no assurance that the Company will succeed despite its collective efforts.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.

Like all online services, our platform is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure of confidential information, our users or small business clients may lose trust and confidence in us and decrease their use of our platform or stop using our platform entirely. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. In addition, user and business owner accounts and profile pages could be hacked, hijacked, altered or otherwise claimed or controlled by unauthorized persons. Any or all of these issues could negatively impact our ability to attract new users or could deter current users from returning or reduce the frequency with which consumers and small business clients use our solutions, cause existing or potential small business clients to cancel their contracts or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our results of operations.

We store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We may receive, store and process personal information and other user data, including credit card information for certain users. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including, in certain instances, voluntary third-party certification bodies such as TRUSTe). It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and small business clients to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties, with whom we work, such as small business clients, vendors or developers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could have an adverse effect on our business.

Our business is subject to a variety of U.S. laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States, including laws regarding data retention, privacy, distribution of user-generated content and consumer protection that are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the United States. Laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our solutions are used in a greater number of countries, we may become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business and operating results.

Domestic laws may be interpreted and enforced in ways that impose new obligations on us with respect to our digital media platform, which may harm our business and results of operations.

Our digital media platform and its products may be deemed digital coupon gift certificates, store gift cards, general-use prepaid cards or other vouchers, or “gift cards”, subject to, among other laws, the federal Credit Card Accountability Responsibility and Disclosure Act of 2009 (“Credit CARD Act of 2009”) and similar federal, state laws. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. For example, the Credit CARD Act of 2009 requires that gift cards expire no earlier than five years after their issue. The Company’s digital coupons are comprised of two components: (i) the purchase value, which is the amount paid by the purchaser and which does not expire, and (ii) the promotional value, which is the remaining value for which can be redeemed during a limited period, which typically ends one year after the date of purchase. If, contrary to our belief, the Credit CARD Act of 2009 and similar state laws were held to apply to the promotional value component of digital coupons, consumers would be entitled to redeem the promotional value component for up to five years after their issue, and we could face liability for redemption periods that are less than five years. Various companies that provide deal products similar to ours are currently defendants in purported class action lawsuits that have been filed in federal and state court claiming that their deal products are subject to the Credit CARD Act of 2009 and various state laws governing gift cards and that the defendants have violated these laws as a result of expiration dates and other restrictions they have placed on their deals. Similar lawsuits have been filed in other locations in which we plan to sell our digital coupons, such as the Canadian province of Ontario, alleging similar violations of provincial legislation governing gift cards. The application of various other laws and regulations to our products, and particularly our digital coupons, is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, refunds, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. For example, although it is the responsibility of merchants to redeem or refund unexpired digital coupons that they offer through our platform, the law might be interpreted to require that we redeem or refund them. Because merchants alone, and not USAVE, are in a position to track the redemption of Digital Coupons, we may not be able to comply with such a requirement without substantial and potentially costly changes to our infrastructure and business practices. In addition, we may become, or be determined to be, subject to federal, state or laws regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA PATRIOT Act and other similar future laws or regulations. If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing services, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, user and advertiser demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. We do not have experience acquiring other businesses and technologies. The pursuit of potential acquisitions may divert the attention of management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. If an acquired business or technology fails to meet our expectations, our business, results of operations and financial condition may suffer.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. We may not have sufficient protection or recovery plans in certain circumstances and as we rely heavily on our servers, computer and communications systems to conduct our business, disruptions could negatively impact our ability to run our business and could have an adverse effect on our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The Company’s stock price may be volatile.

The market price of the Company’s common stock is likely to be highly volatile and could fluctuate widely in price in response to various potential factors, many of which will be beyond the Company’s control, including the following: competition; additions or departures of key personnel; the Company’s ability to execute its business plan; operating results that fall below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in the Company’s financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company’s common stock, Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

The Company does not expect to pay dividends in the foreseeable future.

The Company does not intend to declare dividends for the foreseeable future, as the Company anticipates that the Company will reinvest any future earnings in the development and growth of its business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or sell their shares at all. The Company cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in the Company’s common stock.

The Company may in the future issue additional shares of its common stock which would reduce investors’ ownership interests in the Company and which may dilute its share value.

The Company’s Articles of Incorporation and amendments thereto authorize the issuance of 100,000,000 shares of common stock, par value $0.01 per share. The future issuance of all or part of its remaining authorized common stock may result in substantial dilution in the percentage of its common stock held by its then existing stockholders. The Company may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by the Company’s investors, and might have an adverse effect on any trading market for the Company’s common stock.

The Company’s common stock is currently deemed to be “penny stock”, which makes it more difficult for investors to sell their shares.

The Company’s common stock is currently subject to the “penny stock” rules adopted under section 15(g) of the Exchange Act. The penny stock rules apply to companies whose Common Stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If the Company remains subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for the Company’s securities. If the Company’s securities are subject to the penny stock rules, investors will find it more difficult to dispose of the Company’s securities.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell the Company’s stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that relate to the application of the SEC’s penny stock rules in trading the Company’s securities and require that a broker/dealer have reasonable grounds for believing that the investment is suitable for that customer, prior to recommending the investment. Prior to recommending speculative, low priced securities to their non-institutional customers, broker/dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative, low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker/dealers to recommend that their customers buy the Company’s common stock, which may have the effect of reducing the level of trading activity and liquidity of the Company’s common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker/dealers may be willing to make a market in the Company’s common stock, reducing a shareholder’s ability to resell shares of the Company’s common stock.

The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock.

Our Articles of Incorporation authorizes the issuance of shares of preferred stock with designations, rights and preferences determined from time to time by our directors. Accordingly, our directors are empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, super voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Anti-takeover provisions in our charter documents could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management.

Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions to authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock; require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent; specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer; establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms; prohibit cumulative voting in the election of directors; provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Our future depends in part on the interests and influence of key stockholders.

The Company’s directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates as stockholders will be able to determine the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination.

We may invest or spend the proceeds of this capital raised in ways with which you may not agree or in ways which may not yield a return.

The net proceeds if we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value or may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our common stock in the public market could cause our share price to decline.

Sales of a number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we may be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the  New York Stock Exchange, NASDAQ Stock Market and OTCQB markets and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a result of being a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. Our analysis of our internal controls over our financial reporting may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls. We are in the emerging growth stage and there may be costly and challenging processes to compiling systems and documentations necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND PLAN OF OPERATION

Business Description

USave Acquisitions, Inc., a Florida Corporation was formed on December 4, 2012 The Company is headquartered in Miami, Florida.  USave Acquisitions, Inc. is an emerging growth digital media company and developer and designer of digital and interactive videos, applications, social media products, new media and internet television and social networks for sports, health, fitness and entertainment enthusiasts. We have a multimarket revenue strategy that incorporates digital media videos, mobile applications, social media and internet television to engage consumers to purchase products and services for small businesses.  Our strategy is to offer digital media videos as a cost effective method for small businesses to connect to their clients in an efficient way to by placing the interests of their consumers first.

USave Acquisitions, Inc. is building digital media platforms including mobile apps, interactive videos, online websites, mobile marketing and social media. USAVE strategy to drive revenues is by producing digital videos for small and large businesses across various sectors including retail, health, wellness, consulting and other specific communities. Our digital media videos would be serve small business sectors including boutiques and salons, restaurants, doctors, dentists, accountants, hotels, travel services as well as auto mechanics, plumbers and many more small businesses. Small businesses and large businesses will use our digital media platform to create interactive advertising videos so engage with current and potential consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: producing digital media advertising, contributors who submit digital streaming reviews of the small businesses products and services and consumers who watch digital reviews of the local businesses that they describe.  USAVE will invest in these small business communities to build customer loyalty and increase brand awareness by delivering digital videos of interest and enhanced interactive content of small business products and services that enrich and improve their client’s lifestyle.

USAVE is a digital media technology platform that includes interactive coupon & multi-format publishing technologies and multiple new scalable revenue streams & innovative technologies designed specifically for internet couponing applications.  USave will create value for its clients that are comprised of consumers and businesses via digital value offers, retailers who create offers enabled with our technology and finally consumers who redeem offers, consume advertisements and products that generate revenue for our operation. The ddigital media platform provides digital video commercials and interactive broadcasting as the method of video presentations, distribution, and monetization.

Individuals and retail clients have increased their demand to use mobile devices for their information, entertainment and purchasing choices from traditional media and consumption sources such as the computers and print publications. The strategy is to expand the opportunity and to reach more consumers with a wide range of digitally enhanced media tools.

Unlike traditional media advertising, which may be an expensive cost for small businesses, USAVE will produce and sell digital media videos as interactive advertising products.  This interactive and social based content is produced and offered through enhanced media such as digital advertising videos, digital reviews via short term podcasts, mobile marketing application messaging and sms-text updates, which expands the relationship from small business to clients beyond the point of sale. Digital video content connected to mobile devices and mobile applications allow for real time communication with clients that would strengthen our ability to deliver timely and relevant content and messages to them.

As mobile devices have become more feature rich, people are engaging their smart phones and tablets more frequently for tasks beyond placing phone calls, including, for example, application usage, social media, streaming videos, text messaging and photography. A recent information report by The Cisco® Visual Networking Index (VNI) Global Mobile Data Traffic Forecast Update forecasts that by the end of 2013, the number of mobile-connected devices will exceed the number of people on earth. By the end of 2017 there will be nearly 1.4 mobile devices per person.  As the demand for mobile devices increases, so does the need for small business to adjust their methods to directly connect with their clients.  Digital media videos combined with interactive coupons and streaming reviews are a cost effective interactive solution for small businesses to connect with their clients and to increase their brand awareness.

USAVE will also expand its revenue generating streams through the creation of an interactive digital media platform that combine e-commerce with mobile-commerce solutions to connect small business with their clients, to act as social conduits or virtual meeting places for clients to engage and purchase both products and services. These social conduit platforms can also be utilized and distributed across the broader base through social media menu of products.

USAVE will also explore acquisitions of digital and mobile marketing companies, application developers and publishers relating to increasing our digital media video content.  Such acquisitions will be considered where the purchase can help increase the Company’s revenues or enable the Company to attain digital assets that will allow us to gain competitive advantage that would be more costly to develop than to purchase in an acquisition.

ITEM 3.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table sets forth certain information concerning the number of shares of the Company’s common stock owned beneficially as of October 31, 2013 by: (i) each of its directors; (ii) each of its named executive officers; and (iii) each person or group known by the Company that beneficially own more than 5% of its outstanding shares of common stock. Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

Name Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Jim Ennis	Common	29,389,895	46.1%
5601 Biscayne Blvd. Miami FL 33137

All Officers, Directors and 5% Owners as a Group		29,389,895	46.1%

(1)
The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares, which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)	Based on 63,757,506 issued and outstanding shares of common stock as of December 17, 2013.

ITEM 4.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers

The following table sets forth the names and ages of the Company’s current directors and executive officers:

Name	Age	Position with the Company	Date of Appointment
Jim Ennis	44	President, Chief Executive Officer, Director	October 31, 2013

Term of Office

Each director of the Company serves for a term of two years and until his successor is elected at the Company’s Annual Shareholders’ Meeting and is qualified, subject to removal by the Company’s shareholders. Each officer serves for a term of two years and until his successor is elected at a meeting of the Board of Directors and is qualified.

On October 31, 2013, The Board of Directors of the Company accepted the appointment of Mr. Jim Ennis as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director. On October 31, 2013, Mr. Edwin Mendlinger resigned from all positions with the Company

Background and Business Experience

Jim Ennis. President, Chief Executive Officer, and Director

Mr. Jim Ennis, age 44, has over 20 years of experience in strategic planning, corporate development and operational management. Mr. Ennis previously served as Chief Operating Officer and later Chief Executive Officer of CMG Holdings Group, Inc. from 2008 to 2012.  Mr. Ennis also served as Director of Finance for Octagon Worldwide, Inc., from 1997 to 2003. Octagon was one of the world’s largest sports and entertainment marketing and media firms, where his responsibilities included mergers and acquisitions, strategic planning and business development.

Family Relationship

There are no family relationships among our directors or executive officers.

Audit Committee and Audit Committee Financial Expert

The Company does not currently have an audit committee serving on its Board of Directors. However, the Company intends, in the coming months, to establish an audit committee. The audit committee’s duties will be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls.

ITEM 5.	EXECUTIVE COMPENSATION

The table below summaries the compensation paid to the following persons:

a)	Our principle executive officer for year ended December 31, 2012.
b)	Our principle executive officer for nine months ended September 30, 2013 who will collectively be referred to as the named executive officers of the Company, and are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jim Ennis CEO	2013	$135,000	$33,7500	$0	$0	$0	$0	$168,750
	2012	$0	$0	$0	$0	$0	$0	$0

[1]
Compensation is deferred based on working capital conditions of The Company. Bonusis minimum of 25% of salary and is deferred based on working capital conditions of The Company.  No Bonus has been paid.

Equity Compensation Plan

The Company has not adopted a Stock Option Plan. The company may adopt a stock option plan in the future. The stock option plan would be intended to assist The Company in attracting, hiring and retaining critical and key employees, directors and consultants by allowing them to participate in The Company’s ownership and growth through the grant of incentive and non-qualified options.

Compensation of Directors

The Company may reimburse its directors for expenses incurred in connection with attending board meetings. The Company has not paid any director's fees or other cash compensation for services rendered as a director since our inception to the date of this filing. The Company has no formal plan for compensating its directors for their service in their capacity as directors.

The Company has not adopted a Stock Option Plan. The company may adopt a stock option plan in the future. The stock option plan would be intended to assist The Company in attracting, hiring and retaining critical and key employees, directors and consultants by allowing them to participate in The Company’s ownership and growth through the grant of incentive and non-qualified options. However, directors of the Company may be eligible to participate in stock option plan if The Company chooses to adopt a stock plan. The directors may receive stock options to purchase common shares under the Company’s stock option plan and may receive additional stock options at the discretion of the Company’s board of directors.

Long-Term Incentive Plans

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

The Company currently does not have a compensation committee that reports to the Board of Directors. The Board of Directors as a whole determines executive compensation.

Director Independence

For purposes of determining director independence, The Company has applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of Common Stock are quoted does not have any director independence requirements.

The NASDAQ definition of “Independent Officer” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Mr. Ennis is not an independent director because he is also an executive officer of the Company.

Employment Agreements

On January 5, 2013, The Company executed and entered into an employment agreement with its CEO, Mr. Jim Ennis (the “Employment Agreement”). The Employment Agreement has a term of three years from the effective date, January 5, 2013. Under the Employment Agreement, Mr. Ennis agreed to serve as the President, CEO, and Director of the Company. Mr. Ennis shall have such authority, and the Company’s board of directors may reasonably assign responsibility to him. Pursuant to the Employment Agreement, Mr. Ennis will have a base salary of $180,000 per annum per year. Mr. Ennis has agreed to defer salary based on the working capital conditions of the company. Mr. Ennis shall be entitled to participate in any and all deferred compensation, 401(k) or other retirement plans, medical insurance, dental insurance, group health, disability insurance, pension and other benefit plans that are made generally available by The Company to any of its executives who have similar responsibilities and perform similar functions as Mr. Ennis if the Company adopts any such plans. The foregoing summary of the Employment Agreement is not complete and is qualified in its entirety by reference to the complete text.

ITEM 6.	CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Director Independence

For purposes of determining director independence, The Company has applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of Common Stock are quoted does not have any director independence requirements.

The NASDAQ definition of “Independent Officer” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Mr. Ennis is not an independent director because he is also an executive officer of the Company.

ITEM 7.	LEGAL PROCEEDINGS

The Company knows of no material, existing or pending legal proceedings against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 8.	MARKET PRICE OF FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTER

Market Information

The Company’s common stock is subject to quotation on the OTC market under the symbol “BEMG”. There is currently no active trading market in the common stock on the OTC market. There can be no assurance that there will be an active trading market for the common stock once the Company becomes a reporting company under the Exchange Act. In the event that an active trading market commences, there can be no assurance as to the market price of the shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	Fiscal 2013		Fiscal 2012		Fiscal 2011
	High	Low	High	Low	High	Low
First Quarter ended March 31	$0.38	$0.12	$0.06	$0.02	$0.74	$0.15
Second Quarter ended June 30	$0.13	$0.10	$0.60	$0.02	$0.51	$0.08
Third Quarter ended September 30	$0.10	$0.10	$0.02	$0.02	$0.10	$0.10
Fourth Quarter ended December 31	$0.18	$0.08	$0.19	$0.02	$0.10	$0.05

As of December 17, 2013, our shares of common stock were held by approximately 120 shareholders. The transfer agent of our common stock is Pacific Stock Transfer, Inc. 4045 South Spencer Street, Las Vegas, NV 89119 Tel: (702) 361-3033

Dividends

Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring

ITEM 9.	RECENT SALES OF UNREGISTERED SECURITIES

During the year 2013, we issued 43,444,865 shares of our common stock in relation to the Share Exchange between Beta Music Group, Inc. and USave Acquisitions, Inc. The Company issued 500,000 shares of common stock in connection with the stock purchase agreement of EVG Media on November 4, 2013. The Company issued 400,000 shares of common stock in connection with the issuance of a $25,000 note to a third party on November 6, 2013 that is due on May 14, 2014. The company issued 400,000 shares of common stock in connection with the issuance of a $1,000 note to a third party on November 6, 2013 that is due on May 14, 2014. The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients of restricted shares either received adequate information about the Company or had access, through employment, relation and/or business relationships with the Company to such information.

ITEM 10.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

The Corporation’s authorized shares of common stock is 100,000,000 shares, par value $0.01.  Each share of common stock entitles a stockholder to one vote on all matters upon which shareholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Our shareholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Provisions Having A Possible Anti-Takeover Effect

Our Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change of our control. Our board is authorized to adopt, alter, amend and repeal our Bylaws or to adopt new Bylaws which may involve an actual or threatened change of our control

ITEM 11.	INDDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles provide to the fullest extent permitted by Florida law, that our directors or officers shall not be personally liable to the Company or our stockholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our articles is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our articles are necessary to attract and retain qualified persons as directors and officers.

Florida corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 12.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS
Page
FINANCIAL INFORMATION OF BETA MUSIC GROUP, INC.

Financial Statements of Beta Music Group, Inc.

Summary of Transaction
Balance Sheets as of September 30, 2013 and 2012	F-2
Statement of Income for the three and nine months ended September 30, 2013 and 2012	F-3
Statement of Cash Flows for the nine months ended September 30, 2013 and 2012	F-4

Audited Balance Sheets as of December 31, 2012 and 2011	F-7
Audited Statement of Income for the years ended December 31, 2012 and 2011	F-8
Audited Statement of Stockholders’ Equity for the years ended December 31, 2012 and 2011	F-9
Audited Statement of Cash Flows for the years ended December 31, 2012 and 2011	F-10

FINANCIAL INFORMATION OF USAVE ACQUISITIONS, INC.

Consolidated Financial Statements of Usave Acquisitions, Inc.

Audited Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-15
Audited Consolidated Statements of Operations for the nine months ended September 30, 2013, for the period from inception through December 31, 2012 and September 30, 2013	F-16
Audited Consolidated Statements of Cash Flows for the nine months ended September 30, 2013, for the period from inception through December 31, 2012 and September 30, 2013	F-17
Audited Statement of Stockholders’ Equity for the period from inception through September 30, 2013	F-18

Notes to the Financial Statements of USave Acquisitions, Inc.	F-19

Notes to the Audited Financial Statements for the period from inception through September 30, 2013

BETA MUSIC GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2013	2012

Assets
Current Assets:
Cash	$298	$6,123
Prepaid Expenses	-	991
Total Assets	$298	$10,029

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$3,675	$3,675
Accrued liabilities	10,711	10,711
Notes payable	109,500	95,500
Notes payable- related party	30,000	30,000
Total Current Liabilities	153,886	139,886
Total Liabilities	153,886	139,886

Stockholders’ Deficit
Common stock, $.01 par value 100,000,000 authorized and 16,555,315 issued and outstanding at September 30, 2012 and December 31, 2011 respectively	165,553	165,553
Additional paid in capital	163,431	174,490
Deficit Accumulated in the Development Stage	(482,572)	(472,815)
Total Stockholders’ Deficit	(153,588)	(132,772)
Total Liabilities and Stockholders’ Deficit	$298	$7,114

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended		July 5, 2006 (Date of Inception) to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012	2013

Revenue	$—	$—	$—	$—	$7,460
Cost of sales	—	—	—	—	6,251
Gross profit	—	—	—	—	1,209
General administrative expenses	618	16,284	19,856	47,663	319,411
Net loss from continuing operations	(618)	(16,284)	(19,856)	(47,663)	(318,202)
Loss from discontinued operations	—	—	—	—	(149,500)
Interest expense	130	1,847	4,800	4,664	14,870
Net Loss	$(748)	$(18,131)	$(24,656)	$(53,327)	$(482,572)
				—
Basic and Diluted Loss per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Basic and Diluted Weighted Average Common Shares Outstanding	16,555,315	16,555,315	16,555,315	16,555,315

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Nine Months Ended		From July 5, 2006 (Date of Inception) to
	September 30,	September 30,	September 30,
	2013	2012	2013
Operating Activities:
Net loss	$(24,656)	$(53,327)	$(482,572)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Rent expense paid through issuance of common stock	—	—	21,750
Shares issued for services	—	—	1,000
Shares issued for services-related party	—	—	28,800
Shares of subsidiary issued for services-related party	—	—	15,434
Officers compensation forgiven as paid-in capital	—	—	24,958
Shares of subsidiary issued to minority interest	—	—	(7,196)
Loss allocated to non-controlling interest	—	—	45
Amortization of prepaid expenses	—	—	12,496
Changes in Assets and Liabilities:
Prepaid insurance	-	(885)	(885)
Inventory		(4,000)	(4,000)
Accounts payable	-	2,391	14,654
Accounts payable-related parties	—	—	2,750
Accrued wages related party	—	—	47,930
Accrued liabilities	-	4,527	8,908
Net Cash Used by Operating Activities	(24,656)	(50,294)	(315,928)

Investing Activities:
Cash relinquished in distribution of subsidiary	—	—	(394)
Net Cash Used by Investing Activities	—	—	(394)

Financing Activities:
Proceeds from related party advances	-	30,000	203,192
Repayment of related party advances	—	—	(6,600)
Proceeds from notes payable	14,000	24,500	109,500
Net Cash Provided by Financing Activities	14,000	54,500	306,092
Net Increase (Decrease) in Cash	(10,656)	4,206	(10,230)
Cash at Beginning of Period	10,358	938	10,528
Cash at End of Period	$298	$5,144	$298

Supplemental Disclosures:
Cash paid for income taxes	$—	$—	$—
Cash paid for interest	$—	$—	$—

Non-cash Transactions
Stock issued for repayment of related party advances	$—	$—	$81,404
Shares of subsidiary issued as repayment of related party advances	$—	$—	$33,126
Stock issued for prepaid compensation at subsidiary	$—	$—	$13,676
Shares of subsidiary issued to non-controlling interests	$—	$—	$48,560
Dividend paid through issuance of shares of subsidiary	$—	$—	$14,899
Stock issued as repayment of accrued liabilities	$—	$—	$14,400

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTE 1: DESCRIPTION OF COMPANY AND BASIS OF PRESENTATION

Beta Music Group, Inc. (The “Company or “BEMG”) was incorporated in the state of Florida on July 5, 2006 under the name Pop Starz Productions, Inc. On November 14, 2007 the name of BEMG was changed to The Next Pop Star, Inc. On October 20, 2008, the name was changed again to Beta Music Group, Inc.  In March 2012, BEMG formed a subsidiary, Beta Auto Group, Inc. The principal business purpose of Beta Auto Group, Inc. is to operate as a wholesale automobile dealer.

The accompanying unaudited interim financial statements of BEMG have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in BEMG’s most recent Annual Financial Statements filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period, as reported in the Form 10-K, have been omitted.

BEMG considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events occurring after September 30, 2013 have been evaluated as required. There were no material recognized subsequent events recorded in the unaudited consolidated financial statement as of and for the three and nine months ended September, 30, 2013.

NOTE 2: GOING CONCERN

At September 30, 2013, BEMG has a working capital deficit. As such, the accompanying financial statements have been prepared assuming that BEMG will continue as a going concern. BEMG does not have sufficient working capital for its planned activities, which raises substantial doubt about its ability to continue as a going concern.  Continuation of BEMG as a going concern is dependent upon obtaining additional working capital and the management of BEMG has developed a strategy, which it believes will accomplish this objective through short-term loans from related parties and additional equity investments, which will enable BEMG to continue operations for the coming year.

NOTE 3: NOTES PAYABLE

At September 30, 2013 and December 31, 2012 BEMG has notes payable outstanding in the amounts of $109,500 and $95,500, respectively. The notes are due on demand, unsecured, and accrue interest at the rate of 6% per year.

NOTE 4: RELATED PARTY PAYABLE

At September 30, 2013 and December 31, 2012, the Company has notes payable due to a related party in the amount of $30,000 and $30,000 respectively.  The notes are due on demand, unsecured, and accrue interest at the rate of 6% per year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Beta Music Group, Inc .
(a development stage company)
New York, New York

We have audited the accompanying consolidated balance sheets of Beta Music Group, Inc. and its subsidiary (a development stage company) (collectively the Company”) as of December 31, 2012 and December 31, 2011 and the related consolidated statement of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2012 and December 31, 2011 and the period from July 5, 2006 (inception) through December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beta Music Group, Inc. and its subsidiary as of December 31, 2012 and December 31, 2011 and the results of its operations and their cash flows for the years ended December 31, 2012 and December 31, 2011 and the period from July 5, 2006 (inception) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and no source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP
www.malone-bailey.com
Houston, Texas

April 5, 2013

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
Assets
Current Assets:
Cash	$6,123	$938
Prepaid Expenses	991	—
Total Assets	$7,114	$938

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$3,675	$1,284
Accrued liabilities	10,711	4,381
Notes payable	95,500	63,500
Notes payable - related party	30,000	—
Total Current Liabilities	139,886	69,165
Total Liabilities	139,886	69,165

Stockholders’ (Deficit)
Common stock, $.01 par value 100,000,000 authorized and 16,555,315 issued and outstanding at December 31, 2012 and 2011.	165,553	165,553
Additional paid in capital	174,490	174,490
Deficit Accumulated in the Development Stage	(472,815)	(408,270)
Total Stockholders’ Deficit	(132,772)	(68,227)
Total Liabilities and Stockholders’ Deficit	$7,114	$938

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended		From July 5, 2006 (Date of Inception) to
	December 31,		December 31,
	2012	2011	2012

Revenue	$4,700	$—	$7,460
Cost of sales	4,000	—	6,251
Gross profit	700	—	1,209
General administrative expenses	58,674	32,376	299,555
Interest expense	6,571	3,349	10,070
Net loss from continuing operations	(64,545)	(35,725)	(308,416)
Loss from discontinued operations	—	—	(149,500)
Net Loss	$(64,545)	$(35,725)	$(457,916)
Basic and Diluted Loss per Common Share	$(0.00)	$(0.00)
Basic and Diluted Weighted Average
Common Shares Outstanding	16,555,315	16,555,315

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
FROM JULY 5, 2006 THROUGH DECEMBER 31, 2012

	Common Stock	Amount	Paid in Capital	Deficit Accumulated Development Stage	Non-Controlling Interest	Total Stockholders’ Deficit

Balance, July 5, 2006, date of inception	—	$—	$—	$—	$—	$—
Proceeds from Founders shares issued on July 14, 2006 at $.01 per share	10,000	100	—	—	—	100
Net Loss	—	—	—	(100)	—	(100)
Balance December 31, 2006	10,000	100	—	(100)	—	—
Net Loss	—	—	—	(21,522)	—	(21,522)
Balance, December 31, 2007	10,000	100	—	(21,622)	—	(21,522)
Shares issued for conversion of accounts payable-related parties at $.01 per share on March 31, 2008	2,160,087	21,601	—	—	—	21,601
Shares issued for conversion of accounts payable-related party at $.01 per share on April 24, 2008	244,000	2,440	—	—	—	2,440
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on May 27, 2008	1,000,091	10,001	—	—	—	10,001
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on August 21, 2008	383,000	3,830	—	—	—	3,830
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on September 4, 2008	1,126,590	11,266	—	—	—	11,266
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on October 22, 2008	645,500	6,455	—	—	—	6,455
Shares issued for prepaid expenses on October 22, 2008	1,230,942	12,309	—	—	—	12,309
Net Loss	—	—	—	(75,614)	—	(75,614)
Balance, December 31, 2008	6,800,210	68,002	—	(97,236)	—	(29,234)
Shares issued for conversion of accounts payable-related party	—	—	—	—	—	—
and accrued wages-related parties on January 7, 2009 at $.01 per share	1,969,500	19,695	—	—	—	19,695
Shares issued at $.01 per share for services and prepaid expenses on January 7, 2009	550,000	5,500	—	—	—	5,500
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on February 4, 2009	870,000	8,700	—	—	—	8,700
Shares issued for accrued liabilities and consulting expenses on August 3, 2009 at $.01	100,000	1,000	—	—	—	1,000
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on August 3, 2009	4,790,605	47,906	—	—	—	47,906
Shares issued for accrued rent-related party	750,000	7,500	—	—	—	7,500
Shares issued for conversion of accounts payable-related party and accrued wages-related parties on September 1, 2009	725,000	7,250	—	—	—	7,250
Contributed capital from related party debt forgiveness	—	—	24,958	24,958
Net Loss	—	—	—	(178,412)	45	(178,367)
Balance, December 31, 2009	16,555,315	165,553	24,958	(275,648)	45	(85,092)
Shares of subsidiary issued to non-controlling interest	—	—	—	(48,560)	48,560	—
Spinoff of subsidiaries	—	—	149,532	48,560	(41,409)	156,683
Dividend in the form of shares of former subsidiary	—	—	—	(14,899)	—	(14,899)
Net Loss	—	—	—	(81,998)	(7,196)	(89,194)
Balance, December 31, 2010	16,555,315	165,553	174,490	(372,545)	—	(32,502)
Net Loss	—	—	—	(35,725)	—	(35,725)
Balance, December 31, 2011	16,555,315	$165,553	$174,490	$(408,270)	$—	$(68,227)
Net Loss	—	—	—	(64,545)	—	(64,545)
Balance, December 31, 2012	16,555,315	$165,553	$174,490	$(472,815)	$—	$(132,772)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,		From July 5, 2006 (Date of Inception) to December 31,
	2012	2011	2012
Operating Activities:
Net loss	$(64,545)	$(35,725)	$(457,916)

Adjustments to reconcile net loss to net cash used by operating activities:
Rent expense paid through issuance of common stock	—	—	21,750
Shares issued for services	—	—	1,000
Shares issued for services-related party	—	—	28,800
Shares of subsidiary issued for services-related party	—	—	15,434
Officers compensation forgiven as paid-in capital	—	—	24,958
Shares of subsidiary issued to minority interest	—	—	(7,196)
Loss allocated to non controlling interest	—	—	45
Amortization of prepaid expenses	—	—	12,496
Changes in Assets and Liabilities:
Prepaid insurance	(991)	—	(991)
Accounts payable	2,391	(1,040)	14,654
Accounts payable-related parties	—	—	2,750
Accrued wages related party	—	—	47,930
Accrued liabilities	6,330	3,348	10,711
Net Cash Used by Operating Activities	(56,815)	(33,417)	(285,575)

Investing Activities
Cash relinquished in distribution of subsidiaries	—	—	(394)
Net Cash Used by Investing Activities	—	—	(394)

Financing Activities:
Proceeds from related party advances	30,000	—	203,192
Repayment of related party advances	—	—	(6,600)
Proceeds from notes payable	32,000	28,000	95,500
Net Cash Provided by Financing Activities	62,000	28,000	292,092
Net Increase (Decrease) in Cash	5,185	(5,417)	6,123
Cash at Beginning of Period	938	6,355	—
Cash at End of Period	$6,123	$938	$6,123

Supplemental Disclosures:
Cash paid for income taxes	$—	$—	$—
Cash paid for interest	$242	$—	$242

Non-cash Transactions
Stock issued for repayment of related party advances	$—	$—	$81,404
Shares of subsidiary issued as repayment of related party advances	$—	$—	$33,126
Stock issued for prepaid compensation at subsidiary	$—	$—	$13,676
Shares of subsidiary issued to non controlling interests	$—	$—	$48,560
Dividend paid through issuance of shares of subsidiary	$—	$—	$14,899
Stock issued as repayment of accrued liabilities	$—	$—	$14,400

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

BETA MUSIC GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF COMPANY AND BASIS OF PRESENTATION

Beta Music Group, Inc. (the “Company” or “BEMG”) was incorporated in the state of Florida on July 5, 2006 under the name Pop Starz Productions, Inc. On November 14, 2007 the name of the Company was changed to The Next Pop Star, Inc. On October 20, 2008, the name was changed again to Beta Music Group, Inc.  In March 2012 we determined to establish ourselves as a wholesale auto dealer in the state of Indiana.  We are licensed in the state of Indiana as a wholesale auto dealer. Our license is valid in all states in the union. In furtherance thereof we formed a wholly owned subsidiary, Beta Auto Group, Inc. We have obtained a dealer license, obtained a bond and have secured garage man insurance. During the year ended December 31, 2012, we also acquired and sold auto inventory. In order to continue with this business plan we will need to secure additional funding.  Additionally,  BEMG intends to locate and combine with an existing company that is profitable or which, in management’s view, has growth potential, irrespective of the industry in which it is engaged. A combination may be structured as a merger, consolidation, exchange of BEMG’s common stock for stock or assets or any other form.

BEMG does not currently have cash on hand sufficient to fund its operations until the earlier of a combination or a period of one year, and will be required to seek additional funding to consummate a transaction. BEMG intends to either seek additional equity or debt financing. No assurances can be given that such equity or debt financing will be available, nor can there be any assurance that a combination transaction will be consummated. Should BEMG  be required to incur any significant liabilities prior to a combination transaction, including those associated with the current minimal level of general and administrative expenses, it may not be able to satisfy those liabilities in the event it was unable to obtain additional equity or debt financing.

The consolidated financial statements include the accounts of BEMG and its wholly owned subsidiary Beta Auto Group, Inc.

NOTE 2:     GOING CONCERN

At December 31, 2012, BEMG has a working capital deficit and no significant revenue source. As such, the accompanying financial statements have been prepared assuming that BEMG will continue as a going concern. BEMG does not have sufficient working capital for its planned activities, which raises substantial doubt about its ability to continue as a going concern.

Continuation of BEMG as a going concern is dependent upon obtaining additional working capital and the management of BEMG has developed a strategy, which it believes will accomplish this objective through short-term loans from related parties and additional equity investments, which will enable BEMG to continue operations for the coming year.

NOTE 3: SUMMARY OF ACCOUNTING POLICIES

CONCOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of BEMG and its wholly owned subsidiary Beta Auto Group, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for all periods presented and include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

DEVELOPMENT STAGE

The Company complies with Statement of Financial Accounting Standard ASC 915-15 and the Securities and Exchange Commission Exchange Act 7 for its characterization of the Company as development stage.

INVENTORY

Inventory is carried at the lower of cost of market using the first-in, first-out cost method of accounting.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with the current year presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

CASH AND CASH EQUIVABLENTS

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit Insurance Corp. limits. At December 31, 2012 and December 31, 2011, there was no uninsured cash. Other financial instruments include notes payable and amounts due to related parties for wages and advances. Due to the short-term maturity of these obligations and the stated interest rates on notes payable, the carrying value of these instruments represent their fair value.

REVENUE RECOGNITION

Revenues are recognized when all of the following have been met:

•	Persuasive evidence of an arrangement exits.
•	Delivery or services has been peformed.
•	The customer fee is deemed to be fixed or determinable and free of contingencies or significant uncertainities.
•	Collectability is probable.

ADVERTISING

Advertising costs are charged to operations when incurred. Advertising cost for the years period ending December 31, 2012 and December 31, 2011 were nil.

INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

INCOME (LOSS) PER SHARE

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed similar to basic net loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2012 and December 31, 2011 diluted net loss per share is equivalent to basic net loss per share as the inclusion of any shares committed to be issued would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

RECLASSIFCATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3: STOCK PURCHASE AND SALE AGREEMENT AND DISCONTINUED OPERATIONS.

In December 2009, certain shareholders entered into a Stock Purchase and Sale Agreement to sell 13,711,676 shares of common stock held to an individual. Pursuant to that agreement, the Board of Directors of the Company resolved to spin off its subsidiaries to the shareholders of record as of December 15, 2009. The effective date was April 13, 2010. Accordingly, the statement of operations includes a loss from discontinued operations since inception of $149,500.

In relation to the spin-off, the Company distributed its investment in its former subsidiary to the shareholders of record as of December 15, 2009 through the issuance of 16,555,315 shares of subsidiary common stock. The value of the dividend was determined to be $14,899, which represented the Company’s investment in the former sub.

Additionally, as of the date of the spin off, the Company recorded Additional Paid in Capital of $149,532, which, on the date of the spinoff, represented the net liabilities and stockholders’ equity of the subsidiary.

NOTE 4: INCOME TAXES

At December 31, 2012 and 2011 deferred tax assets consist of the following:

	December 31,	December 31,
	2012	2011
Federal loss carryforwards	$132,000	$108,000
Less: valuation allowance	(132,000)	(108,000)
	$—	$—

The Company has established a valuation allowance equal to the full amount of the deferred tax asset primarily due to uncertainty in the utilization of the net operating loss carry forwards.

As of December 31, 2012, the effective tax rate is lower than the statutory rate due to net operating losses.

The estimated net operating loss carry forwards of approximately $372,000 begin to expire in 2028 for both federal and state purposes.

NOTE 5: NOTES PAYABLE

At December 31, 2012 and 2011 the Company has notes payable outstanding in the amounts of $95,500 and $63,500, respectively. The notes are due on demand, unsecured, and accrue interest at the rate of 6% per year.

NOTE 6: RELATED PARTY

At December 31, 2012, the Company has notes payable due to a related party in the amount of $30,000. The notes are due on demand, unsecured, and accrue interest at the rate of 6% per year.

NOTE 7: SUBSEQUENT EVENTS

In February 2013, we received proceeds from a note payable in the amount of $13,000. The note bears interest at the rate of 6% per annum, is unsecured, and due on demand.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

USAVE ACQUISITIONS, INC.

Miami, Florida
(a development stage company)

We have audited the accompanying consolidated balance sheets of USAVE ACQUISITIONS, INC.  and its subsidiaries (collectively, ”the Company”) as of December 31, 2012 and September 30, 2013 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for period from December 4, 2012 (“inception”) through December 31, 2012, for the nine months ended September 30, 2013 and for the period from inception through September 30, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presently fairly, in all material respects, the financial position of USAVE ACQUISITIONS, INC. and its subsidiaries as of December 31, 2012 and September 30, 2013, and the results of their operation and their cash flows for period from December 4, 2012 (“inception”) through December 31, 2012, for the nine months ended September 30, 2013 and for the period from inception through September 30, 2013 in conformity with the U.S. generally accepted accounting principles.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company lacks liquidity and has accumulated losses from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MaloneBailey, LLP
www.malone–bailey.com
Houston, Texas

December 30, 2013

USAVE ACQUISITIONS, INC.
CONSOLIDATED BALANCE SHEETS
(A development stage company)

	September 30,	December 31,
	2013	2012

Assets

Property, plant and equipment, net	3,000	0

Total Assets	$3,000	$0

Liabilities and Stockholders’ Deficit

Current Liabilities:
Accounts payable	$43,400	$50,000
Accounts payable – related parties	46,000	-
Salary Payable	135,000	-

Total Liabilities	224,400	50,000

Stockholders’ Deficit
Common stock, $0.0001 par value 50,000,000 authorized and 43,444,865 and 36,000 issued and outstanding at September 30, 2013 and December 31, 2012 respectively	4,344	4
Additional paid in capital	(4,344)	(4)
Deficit Accumulated in the Development Stage	(221,400)	(50,000)
Total Stockholders’ Deficit	(221,400)	(50,000)
Total Liabilities and Stockholders’ Deficit	$3,000	$0

The accompanying notes are an integral part of these audited consolidated financial statements

USAVE ACQUISITIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(A development stage company)

			Dec. 4, 2012
			(Date of Inception)
	Nine Months Ended September 30,	Inception December 31, 2012	to September 30,
	2013	2012	2013

Revenue	$0	$0	$0

Cost of sales	0	0	0

Gross profit	0	0	0

General administrative expenses	171,400	50,000	221,400

Net loss from continuing operations	(171,400)	(50,000)	(221,400)

Loss from discontinued operations	0	0	(221,400)

Interest expense	0	0	0

Net Loss	$(171,400)	$(50,000)	$(221,400)

Basic and Diluted Loss per common share	$(0.02)	$(3.13)

Basic and Diluted Weighted Average Common Shares Outstanding	9,413,183	16,000

The accompanying notes are an integral part of these audited consolidated financial statements

USAVE ACQUISITIONS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(A development stage company)

			December 19, 2012
			(Date of Inception)
	Nine Months Ended September 30,	Inception to December 31,	To September 30,
	2013	2012	2013

Operating Activities:
Net loss	$(171,400)	$(50,000)	$(221,400)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Changes in Assets and Liabilities:
Accounts payable	40,400	50,000	40,400
Accounts payable-related parties	(4,000)	0	46,000
Salary Payable	135,000	0	135,000

Net Cash Used by Operating Activities	-	-0	-

Net Increase (Decrease) in Cash	-	-	0

Cash at Beginning of Period	0	0	0
Cash at End of Period	$0	$0	$0

Supplemental Disclosures:
Cash paid for income taxes	$0	$0	$0
Cash paid for interest	$0	$0	$0

Purchase of property, plant and equipment on account	$3,000	$0	$ ---

The accompanying notes are an integral part of these audited consolidated financial statements

USAVE ACQUISITIONS, INC.
AUDITED CONSOLIDATED
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT)
FOR THE PERIOD FROM INCEPTION THROUGH SEPTEMBER 30, 2013

	Common Stock	Par	Paid in Capital	Deficit Accumulated in the Development Stage	Non-Controlling Interest	Total Stockholders’ Deficit

Balance, December 19,2012 date of inception	0	$0	$0	$0	$0	$0

Shares issued, Acquisition of Usavect, Inc. and Usavenj, Inc.	36,000	—	—	—	—	—

Net Loss				(50,000)	-	(50,000)
Balance, December 31, 2012	36,000	-	-	(50,000)	-	(50,000)

Shares Cancelled	(36,000)	0	0	0	0	0

Shares issued, founders USave Acquisitions, Inc.	43,444,865	0	0	0	0	0

Net Loss		—	—	(171,400)	—	(171,400)
Balance, September 30, 2013	43,444,865	$0	$0	$(221,400)	$—	$(221,400)

The Accompanying Notes are an Integral Part of these Audited Consolidated Financial Statements

USAVE ACQUISITIONS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Inception to September 30, 2013

NOTE 1.                      OVERVIEW

Usave Acquisitions, Inc. ( “USAVE”) was incorporated on December 4, 2012, in the state of Florida. . USAVE was formed to serve as digital media holding company to seek and acquire potential acquisitions targets in the digital media, mobile marketing and social media sectors. On December 19, 2012, the Usave Acquisitions, Inc. a Florida Corporation purchased 90% equity interest in USavect, Inc., a Connecticut corporation and 90% equity interest of USavenj, Inc. a New Jersey corporation.  USavect, Inc. and USavenj, Inc. are subsidiary operations of USave Acquisitions, Inc. and serve as subsidiary operations regarding implementing The Company’s digital media platform.

USave Acquisitions, Inc. is an emerging growth digital media company and developer and designer of digital and interactive videos, applications, social media products, new media and internet television and social networks for sports, health, fitness and entertainment enthusiasts. We have a multimarket revenue strategy that incorporates digital media videos, mobile applications, social media and internet television to engage consumers to purchase products and services for small businesses.  Our strategy is to offer digital media videos as a cost effective method for small businesses to connect to their clients in an efficient way to by placing the interests of their consumers first.

USave Acquisitions, Inc. is building digital media platforms including mobile apps, interactive videos, online websites, mobile marketing and social media. USAVE’s strategy is to drive revenues by producing digital videos for small and large businesses across various sectors including retail, health, wellness, consulting and other specific communities. Our digital media videos would be serve small business sectors including boutiques and salons, restaurants, doctors, dentists, accountants, hotels, travel services as well as auto mechanics, plumbers and many more small businesses. Small businesses and large businesses will use our digital media platform to create interactive advertising videos so engage with current and potential consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: producing digital media advertising, contributors who submit digital streaming reviews of the small businesses products and services and consumers who watch digital reviews of the local businesses that they describe.  USAVE will invest in these small business communities to build customer loyalty and increase brand awareness by delivering digital videos of interest and enhanced interactive content of small business products and services that enrich and improve their client’s lifestyle.

USAVE is a digital media technology platform that includes interactive coupon & multi-format publishing technologies and multiple new scalable revenue streams & innovative technologies designed specifically for internet couponing applications.  USave will create value for its clients that are comprised of consumers and businesses via digital value offers, retailers who create offers enabled with our technology and finally consumers who redeem offers, consume advertisements and products that generate revenue for our operation. The digital media platform provides digital video commercials and interactive broadcasting as the method of video presentations, distribution, and monetization.

NOTE 2.                      GOING CONCERN CONSIDERATION

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses since its inception and requires capital for its contemplated operation and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses. The consolidated financial statements do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 3: SUMMARY OF ACCOUNTING POLICIES

CONCOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries USaveCT, Inc. and USaveNJ, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for all periods presented and include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation

DEVELOPMENT STAGE

The Company complies with Statement of Financial Accounting Standard ASC 915-15 and the Securities and Exchange Commission Exchange Act 7 for its characterization of the Company as development stage.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

CASH AND CASH EQUIVABLENTS

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of its definite lived intangible assets at least annually. Other long-lived assets, including intangibles, are reviewed whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset.

CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit Insurance Corp. limits. At December 31, 2012 and December 31, 2011, there was no uninsured cash. Other financial instruments include notes payable and amounts due to related parties for wages and advances. Due to the short-term maturity of these obligations and the stated interest rates on notes payable, the carrying value of these instruments represent their fair value.

REVENUE RECOGNITION

Revenues are recognized when all of the following have been met:

•Persuasive evidence of an arrangement exits.
•Delivery or services has been peformed.
•The customer fee is deemed to be fixed or determinable and free of contingencies or significant uncertainities.
•Collectability is probable.

INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

INCOME (LOSS) PER SHARE

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed similar to basic net loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2012 and December 31, 2011 diluted net loss per share is equivalent to basic net loss per share as the inclusion of any shares committed to be issued would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

NOTE 4.                      SALARY PAYABLE DUE

On January 5, 2013, USAVE entered into an executive agreement its Chief Executive Officer, Jim Ennis. The agreement is for an initial term of 3 years, and provides for monthly compensation in the amount of $15,000. The executive shall receive bonus each year and shall be paid based on the performance of the Company each year ending December 31. The Bonus will be a minimum of 25% but not exceed 75% of Annual Salary.

As of September 30, 2013 and December 31, 2012, the Chief Executive Officer is due a total of $135,000, and $0, respectively, which is comprised of accrued salary expense that is unpaid and deferred based on the working capital conditions of the Company.

NOTE 5.                        ACCOUNTS PAYABLE DUE TO RELATED PARTIES

As of September 30, 2013 and December 31, 2012, the Company owed a total of $46,000 for expenses paid on behalf of the Company..

NOTE 6.                      STOCKHOLDERS EQUITY

The total number of authorized shares of common stock that may be issued by USAVE is 50,000,000 with a par value of $0.0001 per share. 36,000 shares were issued to acquire USaveCT, Inc. and USaveNJ, Inc. on December 19, 2012, valued at $0. These shares were cancelled during July 2013. On August 2, 2013, the company issued 43,444,865 shares of its common stock to its shareholders as founders shares with a fair value of $0.

The Principal Offices are located at 5601 Biscayne Blvd. Miami, Florida 33137. The Company currently rents this space for approximately $2,000 a month. Currently, this space is sufficient to meet the Company’s needs. However, once the Company expands its business to a significant degree, it will require additional space. The Company does not currently own any real estate

NOTE 7.                      INCOME TAXES

At September 30, 2013 and December 31, 2012 Deferred tax assets consist of the following:

	September 30,	December 31,
	2013	2012
Federal loss carryforwards	$59,990	$17,500
Less: valuation allowance	(59,990)	(17,500)
	$—	$—

The Company has established a valuation allowance equal to the full amount of the deferred tax asset primarily due to uncertainty in the utilization of the net operating loss carry forwards.

As of September 30, 2013, the effective tax rate is lower than the statutory rate due to net operating losses.

The estimated net operating loss carry forwards of approximately $77,490 begin to expire in 2032 for both federal and state purposes.

NOTE 8.                      SUBSEQUENT EVENTS

On October 31, 2013, USAVE and its shareholders entered into Share Exchange Agreement with Beta Music Group, Inc. (“BEMG”) and its controlling stockholders whereby the BEMG acquired 43,444,865 shares of common stock (100%) of USAVE from the USAVE Shareholders. In exchange for the USAVE Stock, the BEMG issued 43,444,865 shares of its common stock to the USAVE Shareholders. The 43,444,865 shares, issued at par value $.0001, represent approximately 69% of the Company’s total issued and outstanding shares.

On October 31, 2013, the BEMG issued a Convertible Promissory Note in the amount of $100,000 to a third party. The Convertible Note accrues at 12% interest, is payable within 12 months, and contains a conversion feature which allows the principal balance to be converted into common stock of the Company.

On November 1, 2013, BEMG increased the number of shares of stock to have authority to issue from 100,000,000 shares to 300,000,000 shares.  The shares shall be divided into two classes consisting of: (i) 290,000,000 shares of Common Stock and 4,900,000 shares of Blank Check Preferred Stock and 5,100,000 Series A Preferred Super Voting Stock. BEMG issued 5,100,000 shares of Series A Super Preferred Voting Stock to Jim Ennis, Chief Executive Officer in exchange in exchange for the elimination of $60,000 salary payables owed to executive.  The Holders of shares of Series A Preferred Super Voting Stock have the right, voting in aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote on all matters submitted to the shareholders that each shareholder of the Corporation Common Stock (rounded to the nearest whole number) is entitled to vote at each meeting of shareholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration. The Holders of Series A Super Voting Preferred Stock shall together with holders of Common Stock as single class in respect for each share of Common Stock held of record on the books of the Corporation may designate for election of directors and on all matters submitted to a vote of stockholders of the Corporation.

On November 4, 2013, BEMG entered into a Stock Purchase Agreement with EVG Media, Inc. (“EVG”) and the shareholders of EVG, whereby the Company acquired 1,000,000 shares of common stock (100%) of EVG from the EVG Shareholders. In exchange for the EVG Stock, the Company issued 500,000 restricted shares of its common stock to the EVG Media, Inc.

On November 6, 2013, BEMG issued a Promissory Note in the amount of $25,000 to a third party. The Promissory Note accrues at 10% interest and is payable May 14, 2014 and included the issuance of 400,000 restricted shares of common stock in connection with the issuance of the Promissory Note.  Also on November 6, 013, BEMG issued a Promissory Note in the amount of $1,000 to a third party. The Promissory Note accrues at 10% interest and is payable May 14, 2014 and included the issuance of 400,000 restricted shares of common stock in connection with the issuance of the Promissory Note.

PRO FORMA FINANCIAL INFORMATION

Summary of Transaction

On October 31, 2013, USAVE and its shareholders entered into Share Exchange Agreement with Beta Music Group, Inc. (“BEMG”) and its controlling stockholders whereby the BEMG acquired 43,444,865 shares of common stock (100%) of USAVE from the USAVE Shareholders. In exchange for the USAVE Stock, BEMG issued 43,444,865 shares of its common stock to the USAVE Shareholders. The 43,444,865 shares, issued at par value $.01, represent approximately 69% of BEMG total issued and outstanding shares. The Common Stock Purchase Agreement, and subsequent transaction closing, was completed on October 31, 2013.  As a result of the transactions effected by the Share Exchange, (i) the former business of USAVE is now our primary business and (ii) there is a change of control whereby the former shareholders of USAVE, will now own a controlling 69% ownership interest in the Company on a fully diluted basis.  As a further condition of the Share Exchange Agreement, the current officer and director of the Company, Mr. Jim Ennis was appointed to serve as Chief Executive Officer and President of the Company, and also as a Chairman of The Board of Directors on the Board of Directors.

The foregoing summary description of the terms of the Share Exchange may not contain all information that is of interest to the reader. For further information regarding specific terms and conditions of the Share Exchange, reference is made to such agreement filed as Exhibit 2.1 to the Company’s Current Report on

September 30, 2013

The condensed consolidated pro forma financial information of USAVE as of September 30, 2013, gives effect to the Share Exchange as if the transaction had occurred on September 30, 2013. The condensed consolidated pro forma statement of operations for the nine months ended September 30, 2013 gives effect to the transaction as if it had occurred on January 1, 2013. The condensed consolidated pro forma statement of operations for the fiscal year ended December 31, 2012, gives effect to the transaction as if it had occurred on January 1, 2012.

The audited condensed consolidated pro forma financial information has been included as required by the rules of the Securities and Exchange Commission and is presented for illustrative purposes only. Such information is not necessarily indicative of the operating results or financial position that would have occurred had the transaction taken place at an earlier date.

CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR BETA MUSIC GROUP, INC. AND USAVE ACQUISITIONS, INC.
AS OF SEPTEMBER 30, 2013

	BEMG		USAVE			Pro Forma
	Historical		Historical		Pro Forma	Consolidated
	September 30, 2013		Consolidation		Adjustments	September 30, 2013
ASSETS
Current Assets	$298		$0		$	$298

Property, plant and equipment, net			3,000			3,000

TOTAL ASSETS	$298		$3,000		$0	$3,298

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts Payable	$3,675		$89,400		0	93,075
Accrued Liabilities	10,711		135,000		0	143,908
Note Payable	109,500		0		0	109,500
Notes Payable – related party	30,000		0		0	30,000
TOTAL CURRENT LIABILTIES	153,886		224,400		0	378,286

Long-term liabilities	0		0			0
Total Liabilities	153,886		224,400		-	378,286

STOCKHOLDERS' DEFICIT
Stockholders' Deficit
Preferred Stock	-	[1]	-		-	-
Common stock [2]	165,553	[3]	4,344	[4]	(4,344)	165,553
				[4]	4,344
Additional paid in capital	163,431		(4,344)	[4]	(482,572)	(319,141)

Accumulated Deficit	(482,572)		(221,400)	[4]	482,572	(221,400)
Total Stockholders' Deficit	(153,588)		(211,400)		0	(374,988)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$298		$3,000		$0	$3,298

[1]	50,000,000 shares authorized, $.0001 par, none issued
[2]	100,000,000 shares authorized , $.01 par, 16,555,315 shares issued and outstanding
[3]	50,000,000 shares authorized, $.0001 par, 43,444,865 shares issued and outstanding
[4]	Issuance of BMEG Shares to USAVE Shareholders – 43,444,865 shares x $.0001 par value = $4,344 ,
Issuance of USAVE Shares to BEMG Shareholders – 43,444,865 shares x $.0001 par value = $4,344 ,

CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR BETA MUSIC GROUP, INC. AND USAVE ACQUISITIONS, INC.
NINE MONTHS ENDED SEPTEMBER 30, 2013

	BEMG	USAVE		Pro Forma
	Consolidation	Consolidation	Pro Forma	Consolidated
	September 30, 2013	September 30, 2013	Adjustments	September 30, 2013

Revenue	$0	$0	$	$0
Cost of sales	0	0	0	0
Gross Profits	0	0	0	0

General and administrative expenses	19,856	171,400	-	219,063
Operating income (loss)	(19,856)	(171,400)	-	(99,063)
Other income (expense)	(4,800)	0	-	(4,664)

Net (loss)	$(24,656)	$(171,400)	$-	$(196,056)

Net (loss) per common share - basic and diluted	$(0.00)	(0.00)		$(0.00)

Weighted average common shares outstanding - basic and diluted	16,555.315	43,444,865		60,000,180

CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
FOR BETA MUSIC GROUP, INC. AND USAVE ACQUISITIONS, INC.
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012

	BEMG	USAVE		Pro Forma
	Historical	Consolidation		Consolidated
	Dec. 31, 2012	Dec. 31, 2012	Pro Forma Adjustments	Dec. 31, 2012

Revenue	$4,700	$0	$(4,700)	$-
Cost of sales	4,000	0	(4,000)	-
Gross Profits	700	0	(700)	-

General and administrative expenses	58,674	50,000	-	108,674
Operating income (loss)	(57,974)	(50,000)	-	(108,674)
Other income (expense)	(6,571)	0	-	(6,571)

Net (loss)	$(64,545)	$(50,000)	$-	$(115,245)

Net (loss) per common share - basic and diluted	$(0.00)	(0.00)		$(0.00)

Weighted average common shares outstanding - basic and diluted	16,555,315	43,444,865		60,000,180

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

EXHIBITS.
Exhibit Number	Exhibit Description
(2)	Plan of Purchase, Sale, Reorganization, Arrangement, Liquidation or Succession
2.1	Share Exchange Agreement between Beta Music Group, Inc. and USave Acquisitions, Inc. dated October 31, 2013
(3)
3.1
3.2
3.3
(10)	Material Contracts
10.1	Employment Agreement between Jim Ennis and USave Acquisitions, Inc. dated January 5, 2013
(16)	Letters on Change in Certifying Auditor
16.1*	Letter from Malone & Bailey, LLP dated December 17, 2013.
(21)	List of Subsidiaries (2)
21.1	USave Acquisitions, Inc. incorporated under the laws of Florida, USA
Usavct, Inc. incorporated under the laws of Connecticut, USA
Usavenj, Inc. incorporated under the laws of New Jersey, USA
(23)	Consents of Experts and Counsel
23.1	Letter from Auditor, Malone Bailey, LP dated December 17, 2013
23.2*	Letter from Auditor, Malone Bailey, LP dated December 17, 2013
(31)	Rule 13a-14(a) Certifications
31.1*	CEO Section 302 Certification under Sarbanes-Oxley Act of 2002.
31.2*	CFO Section 302 Certification under Sarbanes-Oxley Act of 2002.
(32)	Section 1350 Certifications
32.1*	CEO Section 906 Certification under Sarbanes-Oxley Act of 2002.
32.2*	CFO Section 906 Certification under Sarbanes-Oxley Act of 2002.
(99)	Other Documents
99.1*
99.2*

*	Filed herewith.
**
Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BETA MUSIC GROUP, INC.

Date: December 30, 2013	/s/ JIM ENNIS
By: Jim Ennis
Its: Chief Executive Officer